SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     Form 10


                                 MONROE BANCORP
             (Exact name of registrant as specified in its charter)


            Indiana                                        35-1594017
            -------                                        ----------
  (State or other Jurisdiction                          (I.R.S. Employer
of Incorporation or Organization)                     Identification Number)


              210 East Kirkwood Avenue, Bloomington, Indiana 47408
              ----------------------------------------------------
              (Address of Principal Executive Officers) (Zip Code)

                                 (812) 336-0201
                                 --------------
               Registrant's telephone number including area code:


Securities Registered Pursuant to Section 12(b) of the Act:  NONE
                                                             ----

Securities Registered Pursuant to Section 12(g) of the Act:

                          Common Shares, No Par Value
                           ---------------------------
                                (Title of Class)

                                     PART I


Item 1.  Business.

         Summary. Monroe Bancorp (the "Company") is a one-bank holding company with a consistent history of growth during the past five years. The following table summarizes recent performance.

                         At or for the nine months
                             ended September 30,                           At or for the years ended December 31,
                            2000            1999            1999           1998            1997            1996           1995
                        -----------     -----------     -----------    -----------     -----------     -----------    -----------
Total assets            $   434,125     $   397,542     $   416,649    $   375,418     $   323,874     $   293,091    $   285,056
Net income                    4,001           3,535           4,723          4,645           4,384           4,101          3,683
Basic and diluted
   earnings per share          0.65            0.58            0.77           0.76            0.72            0.67           0.60
Dividends per share            0.30            0.24            0.34           0.32            0.27            0.22           0.17
Return on Equity              15.00%          14.27%          14.12%         15.08%          15.54%          15.96%         16.04%

         Management intends to accelerate asset and earnings growth by entering select high growth markets in central Indiana. The market expansion plan will commence in 2001 and will be targeted at acquiring high balance / low transaction relationships. The market expansion plan will feature a creative use of proven business development personnel and relatively low cost leased office space in place of traditional branch banks.

         Concurrently, Management will maintain its focus on the activities that drive its success within its current market areas. Of specific importance are the areas of maintaining asset quality, growing the Bank's Financial Management Services business, and improving operating efficiency.

         Overview. Monroe Bancorp (the "Company") is a one-bank holding company formed under Indiana law in 1984. At September 30, 2000, on a consolidated basis the Company had total assets of $434.1 million and total deposits of $338.4 million. The Company holds all of the outstanding stock of Monroe County Bank (the "Bank"). The Bank is the primary business activity of the Company.

         The Bank, with its primary office located in Bloomington, Indiana, conducts business from fifteen locations in Monroe, Jackson and Lawrence Counties, Indiana. This market area is highly competitive. In addition to competition from commercial banks (including certain larger regional banks) and savings associations, the Bank also competes with numerous credit unions, finance companies, insurance companies, mortgage companies, securities and brokerage firms, money market mutual funds, loan production offices and other providers of financial services generally. Approximately 85% of the Bank's business is in Monroe County and is concentrated in and around the city of Bloomington.

         Primary Market. Monroe County, the Bank's primary area of operation, is a rapidly growing market with a strong economy, as indicated by an unemployment rate that has averaged 2.3% since 1998. Being the home of Indiana University, the County's largest employer, the local economy benefits from the spending patterns of the school's 37,000 students as well as the University's $803 million annual operating budget.

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

         The County's (Bloomington in particular) growing appeal as a retirement community is another significant contributor to the market's overall economic health. Bloomington was rated the sixth best place to retire by Money magazine, the eighth best place to retire in Rand McNally's Retirement Places, and was ranked in the "The Big 10 of College Towns" by the New York Times. The growth of this attractive demographic segment provides a significant opportunity for the Bank to grow its important asset management businesses.

         Bank Activities. The Bank provides a variety of financial services to its customers, including accepting deposits; making commercial and consumer loans; originating mortgage loans; providing personal and corporate trust services; providing investment advisory and brokerage services; and providing fixed annuities and other insurance products. The majority of the Bank's revenue is derived from interest and fees on loans and investments, and the majority of its expense is interest paid on deposits and general and administrative expenses related to its business. As a bank holding company, the Company engages in commercial banking through its sole banking subsidiary, the Bank, and can engage in certain non-banking activities closely related to banking and own certain other business companies that are not banks, subject to applicable laws and regulations.

         Basis of Business Plan. The Bank's business plan is built upon five critical success factors. First, the Bank must achieve and sustain an earnings per share growth rate that places it in the top quartile of commercial banks in its peer group. Second, the make-up of the Company's business mix must change in response to the fact that the unit profitability (i.e., interest margin) of the Bank's largest business (deposit gathering and lending) is shrinking. Third, the Bank must build upon its primary competitive advantage; its dedication to service quality in combination with a difficult to match blend of high touch and high tech service delivery systems. Fourth, as a community based financial institution, the Bank must continue to promote community involvement and leadership. Fifth, the Bank must expand the Company's franchise into high-growth communities outside its current market area. The Company's ability to stay focused on these five issues is key to the accomplishment of its strategic objectives.

         Core Elements of Current Business Plan. The five activities described below form the core of the Company's current business plan.

          a. Entry into new high-growth markets. The Bank is planning to expand into new markets during 2001. The Bank's entry into these new markets will not involve building expensive traditional branch offices. Instead, the strategy features relatively low cost leased offices ranging between 2,000 and 2,500 square feet in size and an aggressive courier-banking program. Key to this plan's success will be the recruitment of proven loan officers from within each market to lead the Bank's business development initiatives. Lending activities will focus on commercial loans, commercial real estate mortgages and residential mortgages. Deposit acquisition activities will focus on high balance / low transaction time and money market accounts. Due to the absence of an expensive transaction-based infrastructure, Management believes that its market expansion strategy has relatively low implementation risk and an accelerated path to profitability.

          b. Become less dependent on net interest margin growth. The Bank has made the growth of Financial Management Services its highest priority. This area includes the Bank's Trust, Asset Management, Investment Services and Insurance Marketing programs. Success in this area can be seen by the 40.38% increase in income from Trust and Asset Management for the nine months ended September 30, 2000, compared to the same period in 1999. Platform-based and brokerage investment sales produced commission income of $506,000 for the first nine months of 2000, representing a 336.21% increase over the same period in 1999.

          c. Maintain excellent asset quality. Success in this area can be seen in strong loan growth the Bank has experienced over the past five years while maintaining an average loan charge-off rate of only 0.17%.

          d. Leverage existing infrastructure by maximizing growth in the Bank's primary market area. Success in the primary market area can be seen in the Bank's increasing share of Monroe County's FDIC insured deposits. Monroe County's FDIC deposits grew by $212.6 million, or 23.3%, during the five-year period between June 30, 1994 and June 30, 1999. The Bank was able to capture 43% of this growth and grew its deposit market share from 20.7% to 24.9%.

          e. Pursue efficiency through the selective use of technology and by pushing information and decision-making authorities to the point of customer contact. A step in this direction was the Bank's recent involvement in the Kirchman Company's (the Bank's software provider) "Getting Better Quicker" process. This process is intended to ensure that technology is being optimized and that as much work as possible is shifted away from back office areas and into the areas where it can most efficiently be accomplished.


Forward Looking Statements.
---------------------------

         Some of the information in this Form 10 includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These "forward looking statements" concern the intent, belief, outlook, estimate or expectations of the Company and its subsidiaries, its directors, or its officers primarily with respect to future events or the future operations, performance, financial condition and likelihood of success of the Company and the Bank. You can identify these statements by use of terms such as "expect," "believe," "goal," "plan," "intend," "estimate," "may," "will" or similar words. These forward-looking statements are not guarantees of future events or performance and are based upon assumptions rather than historical or current facts. The forward looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those anticipated in the forward-looking statements. The factors which could cause a difference between actual results and those in the forward looking statements include changes in interest rates; loss of deposits and loan demand to other financial institutions; substantial changes in financial markets; changes in real estate values and the real estate market; or regulatory changes. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The Company and the Bank do not undertake any obligation to update or revise any forward-looking statement subsequent to the date on which it is made.


                           SUPERVISION AND REGULATION
                           --------------------------

         Both Monroe Bancorp and Monroe County Bank operate in highly regulated environments and are subject to supervision and regulation by several governmental regulatory agencies, including the Federal Reserve Board, the FDIC, and the Indiana Department of Financial Institutions. The laws and regulations established by these agencies are generally intended to protect depositors, not shareholders. Changes in applicable laws or regulations may have a material effect on our business and prospects.

Beginning with the enactment of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 and following with the FDIC Improvement Act of 1991, numerous additional changes have been proposed. Moreover, the Company and the Bank are also subject to changes in federal and state law, regulations, governmental policies, income tax laws and accounting principles. Accordingly, legislative changes and the policies of various regulatory authorities may affect our operations. The following summary is qualified by reference to the statutory and regulatory provisions discussed.


Monroe Bancorp
--------------
         Because Monroe Bancorp owns all of the outstanding capital stock of Monroe County Bank, it is registered as a bank holding company under the federal Bank Holding Company Act of 1956.

         The Bank Holding Company Act. Under the Bank Holding Company Act, Monroe Bancorp is subject to periodic examination by the Federal Reserve and required to file periodic reports of its operations and any additional information that the Federal Reserve may require. Monroe Bancorp's activities are limited to:

          o    banking, managing or controlling banks;
          o furnishing services to or performing services for its subsidiaries; and
          o engaging in other activities that the Federal Reserve determines to be so closely related to banking, managing, or controlling banks as to be a proper incident thereto.

         Investments, Control, and Activities. With some limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

          o    acquiring substantially all the assets of any bank;
          o acquiring direct or indirect ownership or control of any voting shares of any bank if after such acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares) or acquiring substantially all of the assets of any bank or savings association; or
          o    merging or consolidating with another bank holding company.

         In addition, and subject to some exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with regulations thereunder, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and the company has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction. The regulations provide a procedure for challenge of the rebuttable control presumption.

         Under the Bank Holding Company Act, a bank holding company is generally prohibited from engaging in, or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in nonbanking activities unless the Federal Reserve Board, by order or regulation, has found those activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. The Bank Holding Company Act does not place territorial restrictions on the activities of such nonbanking-related activities. Some of the activities that the Federal Reserve Board has determined by regulation to be proper incidents to the business of a bank holding company include:

          o    making or servicing loans and certain types of leases;

          o    engaging in certain insurance and discount brokerage activities;

          o    performing certain data processing services;

          o acting in certain circumstances as a fiduciary or investment or financial adviser;

          o    owning savings associates; and

          o making investment in certain companies or projects designed primarily to promote community welfare.

         The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the Federal Reserve expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which could only be funded in ways that weakened the bank holding company's financial health, such as by borrowing. Additionally, the Federal Reserve possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.

         Source of Strength. In accordance with Federal Reserve Board policy, Monroe Bancorp is expected to act as a source of financial strength to Monroe County Bank and to commit resources to support Monroe County Bank in circumstances in which Monroe Bancorp might not otherwise do so. Under the Bank Holding Company Act, the Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary, other than a nonbank subsidiary of a bank, upon the Federal Reserve Board's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

Monroe County Bank
------------------
         The Bank is an Indiana-chartered banking Company subject to examination by the Indiana Department of Financial Institutions. Deposits in the Bank are insured by the FDIC up to a maximum amount, which is generally $100,000 per depositor subject to aggregation rules. The Indiana Department of Financial Institutions and the FDIC regulate or monitor virtually all areas of the Bank's operations.

         Under Indiana law, the total loans and extensions of credit by an Indiana-chartered bank to a borrower outstanding at one time and not fully secured may not exceed 15% of such bank's capital and unimpaired surplus. Also, regulations promulgated by the FDIC under the FDIC Improvement Act place limitations on the ability of insured depository institutions to accept, renew or roll over deposits by offering rates of interest which are significantly higher than the prevailing rates of interest on deposits offered by other insured depository institution's normal market area.

         Under the FDIC Improvement Act, all insured institutions must undergo regular on site examinations by their appropriate banking agency and must submit annual reports to the FDIC, their federal regulatory agency, and state supervisor when applicable. The FDIC Improvement Act also requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to the following:

         o        internal controls;
         o        information systems and audit systems;
         o        loan documentation;

         o        credit underwriting;
         o        interest rate risk exposure; and
         o        asset quality.

         Deposit Insurance. The FDIC establishes rates for the payment of premiums by federally insured banks and thrifts for deposit insurance. A separate Bank Insurance Fund and Savings Association Insurance Fund are maintained for commercial banks and savings associations with insurance premiums from the industry used to offset losses from insurance payouts when banks and thrifts fail. In 1993, the FDIC adopted a rule which established a risk-based deposit insurance premium system for all insured depository institutions. Under this system, until mid-1995 depository institutions paid to the Bank Insurance Fund or the Savings Association Insurance Fund from $0.23 to $0.31 per $100 of insured deposits (depending on capital levels and risk profile, as determined by the institution's primary federal regulator) on a semiannual basis. Once the Bank Insurance Fund reached its legally mandated reserve ratio in mid-1995, the FDIC lowered and eventually eliminated premiums for well-capitalized banks, with a minimum semiannual assessment of $1,000. However, in 1996 Congress enacted the Deposit Insurance Funds Act of 1996, which eliminated even this minimum assessment. The annual insurance premium on bank deposits insured by the BIF vary between $0.00 per $100 of deposits for banks classified in the highest capital and supervisory evaluation categories to $0.27 per $100 of deposits for banks classified in the lowest capital and supervisory evaluation categories. The Deposit Insurance Funds Act of 1996 also separated the Financial Company
(FICO) assessment to service the interest on its bond obligations. The amount assessed on individual institutions, including Monroe County Bank, by FICO is in addition to the amount paid for deposit insurance according to the risk-related assessment rate schedule. Increases in deposit insurance premiums or changes in risk classification will increase the Bank's cost of funds, and we may not be able to pass these costs on to our customers.

         Transactions with Affiliates and Insiders. The Bank is subject to the provisions of Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of the Bank's capital and surplus and, as to all affiliates combined, to 20% of Monroe County Bank's capital and surplus. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. Compliance is also required with certain provisions designed to avoid the taking of low quality assets.

         The Bank is also subject to the provisions of Section 23B of Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

         The Bank also is subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit:

          o must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties; and

          o must not involve more than the normal risk of repayment or present other unfavorable features.

         Dividends. As a state-chartered commercial bank organized under Indiana law, the Bank may pay dividends from its undivided profits in an amount declared by its board of directors, subject to prior approval of the Indiana Department of Financial Institutions if the proposed dividend, when added to all prior dividends declared during the current calendar year, would be greater than the current year's "net profits" and retained "net profits" for the previous two calendar years.

         The FDIC Improvement Act generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. The FDIC may prevent an insured bank from paying dividends if the bank is in default of payment of any assessment due to the FDIC. In addition, payment of dividends by a bank may be prevented by the applicable federal regulatory authority if such payment is determined, by reason of the financial condition of such bank, to be an unsafe and unsound banking practice.

         Branching and Acquisitions. Branching by the Bank is subject to the jurisdiction, and requires the prior approval, of the FDIC and the Indiana Department of Financial Institutions. Under current law, banks chartered by the State of Indiana may establish branches throughout the state and in other states. Congress authorized interstate branching, with certain limitations, beginning in 1997. In 1996, the Indiana General Assembly adopted statutes authorizing Indiana financial institutions to establish one or more branches in states other than Indiana through interstate merger transactions and to establish one or more interstate branches through de novo branching or the acquisition of a branch.

         Interstate Banking. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 allows bank holding companies to acquire banks anywhere in the United States subject to certain state restrictions, and permits an insured bank to merge with an insured bank in another state without regard to whether such merger is prohibited by state law. Additionally, an out-of-state bank may acquire the branches of an insured bank in another state without acquiring the entire bank; provided, however, that the law of the state where the branch is located permits such an acquisition. Bank holding companies also may merge existing bank subsidiaries located in different states into one bank.

         An insured bank subsidiary may act as an agent for an affiliated bank or savings association in offering limited banking services (receive deposits, renew time deposits, close loans, service loans and receive payments on loans obligations) both within the same state and across state lines.

         Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve, the FDIC, or the Office of the Comptroller of the Currency, shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate income neighborhoods. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could result in the imposition of additional requirements and limitations on the Bank.

         Other Regulations. Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. The Bank's loan operations are also subject to federal laws applicable to credit transactions, such as the:

          o Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
          o Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
          o Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

          o Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;
          o Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and
          o rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

         The deposit operations of the Bank also are subject to the:

          o Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and
          o Electronic Funds Transfer Act, and Regulation E issued by the Federal Reserve Board to implement that Act, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking service.

         Capital Regulations. The federal bank regulatory authorities have adopted risk-based capital guidelines for banks and bank holding companies that are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies and account for off-balance sheet items. The guidelines are minimums, and the federal regulators have noted that banks and bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios in excess of the minimums. Neither the Company nor the Bank has received any notice indicating that either is subject to higher capital requirements. The current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 capital. Tier 1 capital includes common shareholders' equity, qualifying perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, but excludes goodwill and most other intangibles and excludes the allowance for loan and lease losses. Tier 2 capital includes the excess of any preferred stock not included in Tier 1 capital, mandatory convertible securities, hybrid capital instruments, subordinated debt and intermediate term-preferred stock, and general reserves for loan and lease losses up to 1% of risk-weighted assets.

         Under these guidelines, banks' and bank holding companies' assets are given risk-weights of 0%, 20%, 50%, or 100%. In addition, certain off-balance sheet items are given credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight applies. These computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for first mortgage loans fully secured by residential property and, under certain circumstances, residential construction loans, both of which carry a 50% rating. Most investment securities are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% rating, and direct obligations of or obligations guaranteed by the United States Treasury or United States Government agencies, which have a 0% rating.

         The federal bank regulatory authorities have also implemented a leverage ratio, which is equal to Tier 1 capital as a percentage of average total assets less intangibles, to be used as a supplement to the risk-based guidelines. The principal objective of the leverage ratio is to place a constraint on the maximum degree to which a bank holding company may leverage its equity capital base. The minimum required leverage ratio for top-rated institutions is 3%, but most institutions are required to maintain an additional cushion of at least 100 to 200 basis points.

         The FDIC Improvement Act established a new capital-based regulatory scheme designed to promote early intervention for troubled banks, which requires the FDIC to choose the least expensive resolution of bank failures. The new capital-based regulatory framework contains five categories of compliance with regulatory capital requirements, including "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." To qualify as a "well capitalized" institution, a bank must have a leverage ratio of no less than 5%, a Tier 1 risk-based ratio of no less than 6%, and a total risk-based capital ratio of no less than 10%, and Monroe County Bank must not be under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level. As of September 30, 2000, the Bank was qualified as "well capitalized." It should be noted that a bank's capital category is determined solely for the purpose of applying the FDIC's "prompt corrective action" regulations and that the capital category may not constitute an accurate representation of the bank's overall financial condition or prospects.

         Under the FDIC Improvement Act regulations, the applicable agency can treat an institution as if it were in the next lower category if the agency determines, after notice and an opportunity for hearing, that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. The degree of regulatory scrutiny of a financial institution increases, and the permissible activities of the institution decreases, as it moves downward through the capital categories. Institutions that fall into one of the three undercapitalized categories may be required to do some or all of the following:

          o    submit a capital restoration plan;
          o    raise additional capital;
          o restrict their growth, deposit interest rates, and other activities;
          o    improve their management;
          o    eliminate management fees; or
          o    divest themselves of all or a part of their operations.

Bank holding companies controlling financial institutions can be called upon to boost the institutions' capital and to partially guarantee the institutions' performance under their capital restoration plans.

         Failure to meet these capital requirements would mean that a bank would be required to develop and file a plan with its primary federal banking regulator describing the means and a schedule for achieving the minimum capital requirements. In addition, such a bank would generally not receive regulatory approval of any application that requires the consideration of capital adequacy, such as a branch or merger application, unless the bank could demonstrate a reasonable plan to meet the capital requirement within a reasonable period of time.

         The FDIC Improvement Act requires the federal banking regulators to revise the risk-based capital standards to provide for explicit consideration of interest-rate risk, concentration of credit risk, and the risks of untraditional activities. We are uncertain what effect these regulations would have.

         Enforcement Powers. The Financial Institution Reform Recovery and Enforcement Act expanded and increased civil and criminal penalties available for use by the federal regulatory agencies against depository institutions and certain "institution-affiliated parties." Institution-affiliated parties primarily include management, employees, and agents of a financial institution, as well as independent contractors and consultants such as attorneys and accountants and others who participate in the conduct of the financial institution's affairs. These practices can include the failure of an institution to timely file required reports or the filing of false or misleading information or the submission of inaccurate reports. Civil penalties may be as high as $1 million a day for such violations. Criminal penalties for some financial institution crimes have been increased to twenty years. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, banking agencies' power to issue cease-and-desist orders were expanded. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.

         Recent Legislative Developments. On November 12, 1999, the President of the United States signed into law the Financial Services Modernization Act of 1999, which contains a number of provisions that will fundamentally alter the banking and financial services industries. The Financial Services Modernization Act repeals Section 20 of the Banking Act of 1933, commonly known as the Glass-Steagall Act, which generally has separated commercial from investment banking. This new law will also, for the first time, allow banks, securities firms and insurance companies to affiliate in a new financial holding company structure.

         Under the Financial Services Modernization Act, national bank affiliates will be able to conduct a broad range of financial activities, including providing insurance and securities services. However, the national bank must be well-capitalized and well-managed. In addition, insurance and securities activities will be functionally regulated. For example, the Securities and Exchange Commission will regulate most national bank affiliates' securities activities and the states will regulate their insurance activities. This new law preserves the thrift charter, but bars new unitary thrift holding companies from approval that were applied for after May 4, 1999.

         Neither the Company nor the Bank can predict what impact the Financial Services Modernization Act will have on financial institutions. One consequence may be increased competition from large financial services companies that, under this new law, will be permitted to provide many types of financial services to customers.

         Effect of Governmental Monetary Policies. Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Bank's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

Item 2.  Financial Information.

         Selected Financial Data

                              FINANCIAL HIGHLIGHTS
                              --------------------
         (Dollar amounts in thousands, except share and per share data)

                                    For the nine months ended
                                          September 30,                         For the years ended December 31,
                                       2000           1999         1999         1998         1997         1996         1995
                                     ---------      ---------    ---------    ---------    ---------    ---------    ---------
   Summary of operations
Net interest income                  $  11,704      $  11,006    $  14,769    $  14,101    $  13,256    $  12,465    $  11,803
Noninterest income                       2,955          2,539        3,852        3,079        2,275        1,996        1,862
Noninterest expense                     (8,143)        (7,911)     (11,052)      (9,683)      (8,416)      (7,699)      (7,409)
Net income                               4,001          3,535        4,723        4,645        4,384        4,101        3,683


   Per common share
Basic earnings per share             $    0.65      $    0.58    $    0.77    $    0.76    $    0.72    $    0.67    $    0.60
Cash dividends per share                  0.30           0.24         0.34         0.32         0.27         0.22         0.17
Book value per common share               5.98           5.53         5.62         5.25         4.79         4.33         3.92



   Selected year-end balances
Total assets                         $ 434,125      $ 397,542    $ 416,649    $ 375,418    $ 323,874    $ 293,091    $ 285,056
Total securities                       100,863        104,823      109,237       83,309       62,360       59,836       48,476
Total loans                            293,497        261,797      273,894      244,503      233,414      209,417      199,405
Total deposits                         338,399        316,179      313,150      305,058      276,138      256,744      250,498
Shareholders' equity                    36,721         33,905       34,444       32,138       29,284       26,411       24,114


   Selected average balances
Total assets                         $ 426,853      $ 387,757    $ 393,225    $ 345,697    $ 310,647    $ 292,159    $ 262,737
Total securities                       105,921         97,555       99,718       70,363       59,824       56,254       45,738
Total loans                            284,418        249,634      254,397      239,611      222,744      201,268      188,420
Total deposits                         335,239        311,857      314,769      288,204      269,147      254,978      231,671
Shareholders' equity                    35,639         33,126       33,445       30,803       28,217       25,693       22,968


   Ratios based on average balances
Return on assets                          1.25%          1.22%        1.20%        1.34%        1.41%        1.40%        1.40%
Return on equity                         15.00%         14.27%       14.12%       15.08%       15.54%       15.96%       16.04%

Management's Discussion and Analysis of Financial Condition and Results of Operations
-----------------------------------------------------------------------

                            Introduction and Overview
                            -------------------------
         This Management's discussion and analysis provides an analysis of the major components of the Company's results of operations for the three years ended December 31, 1999, 1998, and 1997, and the nine months ended September 30, 2000 and 1999, and financial condition as of December 31, 1999 and 1998 and September 30, 2000. This information should be read in conjunction with the accompanying consolidated financial statements and footnotes contained elsewhere in this report.

         Management believes the improvement in financial performance for the nine months ended September 30, 2000 compared to the same period in 1999 is the result of: 1) the Company's strategic focus which encompasses maintaining excellent asset quality, becoming less dependent on interest margin growth, establishing expense controls that maintain expense growth at a level below that of earnings growth, pursuing efficiency through selective uses of technology and growth in the Bank's primary market area; and 2) the new Management team's ability to execute these new strategies.

                              Results of Operations
                              ---------------------

The Company's historical operating results and financial condition are summarized in the following table:

                          FIVE YEAR FINANCIAL SUMMARY
                          ---------------------------
              (Dollar amounts in thousands, except per share data)

                                   At or for the nine months
                                      ended September 30,                     At or for the years ended December 31,
                                      2000          1999          1999          1998          1997          1996         1995
                                   -----------   -----------   -----------   -----------   -----------   -----------   ----------
   Summary of operations
Interest income - tax equivalent   $    23,967   $    20,922   $    28,277   $    26,715   $    24,785   $    23,419   $   21,597
Interest expense                        11,658         9,270        12,650        11,900        10,893        10,366        9,286
                                   -----------   -----------   -----------   -----------   -----------   -----------   ----------
  Net interest income                   12,309        11,652        15,627        14,815        13,892        13,053       12,311
Tax equivalent adjustment (1)             (605)         (646)         (858)         (714)         (636)         (588)        (508)
                                   -----------   -----------   -----------   -----------   -----------   -----------   ----------
  Net interest income                   11,704        11,006        14,769        14,101        13,256        12,465       11,803
Provision for loan losses                 (540)         (405)         (585)         (480)         (450)         (480)        (630)
Noninterest income                       2,955         2,539         3,852         3,079         2,275         1,996        1,862
Noninterest expenses                    (8,143)       (7,911)      (11,052)       (9,683)       (8,416)       (7,699)      (7,409)
                                   -----------   -----------   -----------   -----------   -----------   -----------   ----------

Income before income taxes               5,976         5,229         6,984         7,017         6,665         6,282        5,626
Income tax expense                       1,975         1,694         2,261         2,372         2,281         2,181        1,943
                                   -----------   -----------   -----------   -----------   -----------   -----------   ----------

Net income                         $     4,001   $     3,535   $     4,723   $     4,645   $     4,384   $     4,101   $    3,683
                                   ===========   ===========   ===========   ===========   ===========   ===========   ==========


Basic earnings per share           $      0.65   $      0.58   $      0.77   $      0.76   $      0.72   $      0.67   $     0.60
Diluted earnings per share                0.65          0.58          0.77          0.76          0.72          0.67         0.60
Dividends per common share                0.30          0.24          0.34          0.32          0.27          0.22         0.17


Cash dividends declared            $     1,839         1,469   $     2,081   $     1,955   $     1,647   $     1,353   $    1,066
Book value per common share               5.98          5.53          5.62          5.25          4.79          4.33         3.92
Average common shares outstanding    6,133,990     6,123,990     6,125,240     6,115,240     6,105,240     6,146,393    6,150,240


   Selected period-end balances
Total assets                       $   434,125   $   397,542   $   416,649   $   375,418   $   323,874   $   293,091   $  285,056
Earning assets                         395,666       367,885       384,388       350,201       299,811       271,738      265,681
Total securities                       100,863       104,823       109,237        83,309        62,360        59,836       48,476
Loans - net of unearned income         293,497       261,797       273,894       244,503       233,414       209,417      199,405
Allowance for loan losses                3,793         3,637         3,343         3,562         3,341         3,201        2,928
Total deposits                         338,399       316,179       313,150       305,058       276,138       256,744      250,498
Short-term borrowings                   46,175        31,676        46,694        22,967         8,718         6,355        7,053
Long-term debt                           6,585        10,442        16,188         9,976         5,492           108          122
Shareholders' equity                    36,721        33,905        34,444        32,138        29,284        26,411       24,114


   Selected average balances
Total assets                       $   426,853   $   387,757   $   393,225   $   345,697   $   310,647   $   292,159   $  262,737
Earning assets                         394,215       359,645       364,115       322,006       291,668       274,570      246,470
Total Securities                       105,921        97,555        99,718        70,363        59,824        56,254       45,738
Loans                                  284,418       249,634       254,397       239,611       222,744       201,268      188,420
Allowance for loan losses                3,588         3,610         3,572         3,380         3,297         3,206        2,711
Total deposits                         335,239       311,857       314,769       288,204       269,147       254,978      231,671
Shareholders' equity                    35,639        33,126        33,445        30,803        28,217        25,693       22,968


   Performance Ratios
Average loans to average deposits        84.84%        80.05%        80.82%        83.14%        82.76%        78.94%       81.33%
Allowance to period end loans             1.29%         1.39%         1.22%         1.46%         1.43%         1.53%        1.47%
Average equity to average assets          8.35%         8.54%         8.51%         8.91%         9.08%         8.79%        8.74%
Return on assets                          1.25%         1.22%         1.20%         1.34%         1.41%         1.40%        1.40%
Return on equity                         15.00%        14.27%        14.12%        15.08%        15.54%        15.96%       16.04%
Dividend payout ratio (2)                45.96%        41.56%        44.06%        42.09%        37.57%        32.99%       28.94%
Efficiency ratio (3)                     53.35%        55.75%        56.74%        54.11%        52.06%        51.16%       52.28%

1) Tax equivalent basis was calculated using a 34% rate for all periods presented.
2) Dividends declared on common shares divided by net income available to common shares.
3) The efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income, on a tax equivalent basis, and noninterest income.

                               Net Interest Income
                               -------------------
         Net interest income has historically been the most significant component of the Bank's earnings. Net interest income is the difference between interest and fees realized on earning assets, primarily loans and securities and interest paid on deposits and other borrowed funds. The net interest margin is this difference expressed as a percentage of average earning assets. Net interest income is determined by several factors, including the volume of earning assets and liabilities, the mix of earning assets and liabilities, and the overall level of interest rates. Although there are a certain number of these factors which can be controlled by management's policies and actions, certain other factors, such as the general level of credit demand, Federal Reserve Board monetary policy, and changes in tax laws are beyond the control of management.

         The following tables present information to assist in analyzing net interest income. The table of Average Balance Sheets and Interest Rates presents the major components of interest-earning assets and interest-bearing liabilities related interest income and expense and the resulting yield or cost. For analytical purposes, interest income presented in the table has been adjusted to a tax equivalent basis assuming a 34% tax rate for all years. The tax equivalent adjustment recognizes the income tax savings when comparing taxable and tax-exempt assets.

                    Average Balance Sheets and Interest Rates
                    -----------------------------------------
                          (Dollar amounts in thousands)

                                               9 Months Ended September 30,                9 Months Ended September 30,
                                                            2000                                        1999
                                         -----------------------------------------    ---------------------------------------
                                            Average                       Average        Average                   Average
                 ASSETS                     Balance        Interest       Rate           Balance      Interest       Rate
                                         -----------------------------------------    ---------------------------------------
Interest earning assets
  Securities
    Taxable                              $      69,423  $      2,998         5.77%    $      58,329   $     2,475       5.67%
    Tax-exempt (1)                              36,498         1,736         6.35%           39,226         1,874       6.39%
                                         -------------  ------------   -----------    -------------   ----------- -----------
      Total securities                         105,921         4,734         5.97%           97,555         4,349       5.96%

  Loans (2)                                    284,418        19,031         8.94%          249,634        16,097       8.62%
   Time deposits with banks                         34             1         3.93%              113             3       3.55%
   FHLB Stock                                    1,232            75         8.13%            1,180            71       8.04%
  Federal funds sold                             2,610           126         6.45%           11,163           402       4.81%
                                         -------------  ------------   -----------    -------------   ----------- -----------
   Total interest earning assets               394,215        23,967         8.12%          359,645        20,922       7.78%
                                                                       -----------                                -----------

Noninterest earning assets
  Allowance for loan losses                     (3,588)                                      (3,610)
  Premises and equipment                        10,449                                        7,966
  Cash and due from banks                       17,458                                       16,155
  Accrued interest and other assets              8,319                                        7,601
                                         -------------                                -------------
      Total assets                       $     426,853                                    $ 387,757
                                         =============                                =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities
  Total interest-bearing deposits         $    281,366         9,571         4.54%     $    260,421         7,975       4.09%
  Borrowed funds
    Short-term borrowings                       38,764         1,592         5.49%           28,650           890       4.15%
    Long-term debt                              11,276           495         5.86%            9,390           405       5.77%
                                         -------------  ------------   -----------    ------------- ------------- -----------
      Total borrowed funds                      50,040         2,087         5.57%           38,040         1,295       4.55%
                                         -------------  ------------   -----------    ------------- ------------- -----------
  Total interest-bearing liabilities           331,406        11,658         4.70%          298,461         9,270       4.15%
                                                        ------------   -----------                  ------------- -----------

Noninterest-bearing liabilities

  Noninterest-bearing demand deposits           53,873                                       51,436
  Other liabilities                              5,935                                        4,734
  Shareholders' equity                          35,639                                       33,126
                                         -------------                                -------------
  Total liabilities and
    shareholders' equity                  $    426,853                                 $    387,757
                                         =============                                =============


Interest margin recap
  Net interest income and
    interest rate spread                                   $ 12,309         3.42%                       $ 11,652       3.63%
                                                        ============   -----------                  ============= -----------
  Net interest income margin                                                4.17%                                      4.33%
                                                                       ===========                                ===========

(1) Interest income on tax-exempt securities has been adjusted to a tax equivalent basis using a marginal federal income tax rate of 34% for all years.

(2) Nonaccrual loans are included in average loan balances and loan fees are included in interest income.

              -----------------------------------------------------
                          (Dollar amounts in thousands)

                                                                     Years ended December 31,
                                                            1999                                     1998
                                         -----------------------------------------    -------------------------------------
                                            Average                      Average        Average                     Average
                      ASSETS                Balance       Interest         Rate         Balance         Interest      Rate
                                         -----------------------------------------    -------------------------------------
Interest earning assets
  Securities
    Taxable                                  $  60,456  $      3,431         5.68%    $      38,831   $     2,328       6.00%
    Tax-exempt (1)                              39,262         2,495         6.35%           31,532         2,074       6.58%
                                         -------------  ------------   -----------    -------------   ----------- -----------
      Total securities                          99,718         5,926         5.94%           70,363         4,402       6.26%

  Loans (2)                                    254,397        21,832         8.58%          239,611        21,643       9.03%
   Time deposits with banks                         95             3         3.16%               77             3       3.90%
   FHLB Stock                                    1,180            94         7.97%            1,134            91       8.02%
  Federal funds sold                             8,725           422         4.84%           10,821           576       5.32%
                                         -------------  ------------   -----------    -------------   ----------- -----------
   Total interest earning assets               364,115        28,277         7.76%          322,006        26,715       8.29%
                                                                       -----------                                -----------

Noninterest earning assets
  Allowance for loan losses                     (3,572)                                      (3,380)
  Premises and equipment                         8,393                                        6,556
  Cash and due from banks                       16,604                                       14,017
  Accrued interest and other assets              7,685                                        6,498
                                         -------------                                -------------
      Total assets                       $     393,225                                $     345,697
                                         =============                                =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities
  Total interest-bearing deposits        $     262,552        10,776         4.10%    $     239,603        10,819       4.52%
  Borrowed funds
    Short-term borrowings                       30,226         1,300         4.30%           15,776           698       4.42%
    Long-term debt                               9,914           574         5.79%            6,135           383       6.24%
                                         -------------  ------------   -----------    -------------   ----------- -----------
      Total borrowed funds                      40,140         1,874         4.67%           21,911         1,081       4.93%
                                         -------------  ------------   -----------    -------------   ----------- -----------
  Total interest-bearing liabilities           302,692        12,650         4.18%          261,514        11,900       4.55%
                                                        ------------   -----------                    ----------- -----------

Noninterest-bearing liabilities
  Noninterest-bearing demand deposits           52,217                                       48,601
  Other liabilities                              4,871                                        4,779
  Shareholders' equity                          33,445                                       30,803
                                         -------------                                -------------
  Total liabilities and
    shareholders' equity                 $     393,225                                $     345,697
                                         =============                                =============

Interest margin recap
  Net interest income and
    interest rate spread                                $     15,627         3.58%                    $    14,815       3.74%
                                                        ============   -----------                    =========== -----------
  Net interest income margin                                                 4.29%                                      4.60%
                                                                       ===========                                ===========

                                               Years ended December 31,
                                                         1997
                                         --------------------------------------
                                             Average                  Average
                      ASSETS                   Balance      Interest      Rate
                                         --------------------------------------
Interest earning assets
  Securities
    Taxable                              $      32,250   $     1,903       5.90%
    Tax-exempt (1)                              27,574         1,829       6.63%
                                         -------------   ----------- -----------
      Total securities                          59,824         3,732       6.24%

  Loans (2)                                    222,744        20,534       9.22%
   Time deposits with banks                         26             3      11.54%
   FHLB Stock                                      784            63       8.04%
  Federal funds sold                             8,290           453       5.46%
                                         -------------   ----------- -----------
   Total interest earning assets               291,668        24,785       8.49%
                                                                     -----------

Noninterest earning assets
  Allowance for loan losses                     (3,297)
  Premises and equipment                         4,680
  Cash and due from banks                       12,181
  Accrued interest and other assets              5,415
                                         -------------
      Total assets                       $     310,647
                                         =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities
  Total interest-bearing deposits        $     228,726        10,426       4.56%
  Borrowed funds
    Short-term borrowings                        6,978           317       4.54%
    Long-term debt                               2,289           150       6.55%
                                         -------------   ----------- -----------
      Total borrowed funds                       9,267           467       5.04%
                                         -------------   ----------- -----------
  Total interest-bearing liabilities           237,993        10,893       4.58%
                                                         ----------- -----------

Noninterest-bearing liabilities
  Noninterest-bearing demand deposits           40,421
  Other liabilities                             4,016
  Shareholders' equity                          28,217
                                         -------------
  Total liabilities and
    shareholders' equity                 $     310,647
                                         =============

Interest margin recap
  Net interest income and
    interest rate spread                                 $    13,892       3.91%
                                                         =========== -----------
  Net interest income margin                                               4.76%
                                                                     ===========

(1) Interest income on tax-exempt securities has been adjusted to a tax equivalent basis using a marginal federal income tax rate of 34% for all years.

(2) Nonaccrual loans are included in average loan balances and loan fees are included in interest income.

         The following table depicts the dollar effect of volume and rate changes from 1997 through September 30, 2000. Variances, which were not specifically attributable to volume or rate, were allocated proportionately between rate and volume using the absolute values of each as a basis for the allocation. Nonaccrual loans were included in the average loan balances used in determining the yields.

                             Volume / Rate Analysis
                             ----------------------
                         (Dollar amounts in thousands)

                                September 30, 2000 change from       December 31, 1999 change        December 31, 1998 change
                                   September 30, 1999 due to            from 1998 due to                  from 1997 due to
                                 Volume       Rate        Total   Volume        Rate       Total   Volume      Rate        Total
                                 -------     -------     -------  -------     -------     -------  -------    -------     -------
Interest income
  Loans                          $ 2,309     $   624     $ 2,933  $ 1,372     $(1,183)    $   189  $ 1,580    $  (471)    $ 1,109
  Securities
    Taxable                          478          45         523    1,360        (257)      1,103      394         31         425
    Tax-exempt                      (130)         (8)       (138)     524        (103)        421      265        (20)        245
                                 -------     -------     -------  -------     -------     -------  -------    -------     -------
      Total securities interest      348          37         385    1,883        (359)      1,524      659         11         670
Time deposits with banks              (2)         (0)         (2)       1          (1)          0        9         (9)          0
FHLB stock                             3           1           4        4          (1)          3       28         (0)         28
Federal funds sold                  (328)         52        (276)     (92)        (62)       (154)     142        (19)        123
                                 -------     -------     -------  -------     -------     -------  -------    -------     -------

      Total interest income        2,329         715       3,044    3,167      (1,605)      1,562    2,408       (478)      1,930

Interest expense
  Interest-bearing deposits          671         925       1,596    1,085      (1,128)        (43)     500       (107)        393
  Short-term borrowings              367         335         702      657         (55)        602      410        (29)        381
  Long-term debt                      83           7          90      251         (60)        191      264        (31)        233
                                 -------     -------     -------  -------     -------     -------  -------    -------     -------
      Total interest expense       1,121       1,267       2,388    1,992      (1,242)        750    1,173       (166)      1,007
                                 -------     -------     -------  -------     -------     -------  -------    -------     -------

      Net interest income        $ 1,208     $  (552)    $   656  $ 1,174     $  (362)    $   812  $ 1,236    $  (313)    $   923
                                 =======     =======     =======  =======     =======     =======  =======    =======     =======

         Net interest income on a tax equivalent basis for the first nine months of 2000 was 5.64% higher than the same period in 1999, while the net interest margin was 16 basis points lower than the prior period. Net interest income on a tax equivalent basis for year ended December 31, 1999 was 5.48% higher than 1998, while the net interest margin for 1999 was 4.29%, or 31 basis points lower than the prior year. Tax-equivalent net interest income was 6.64% higher for year ended December 31, 1998 compared to 1997, and the net interest margin decreased 16 basis points to 4.60% from 4.76% in 1997.

          Nine Months Ended September 30, 2000 Compared to Nine Months
                            Ended September 30, 1999
          ------------------------------------------------------------
         Interest rates were stable for the first six months of 1999. From June 1999 to May 2000, the prime rate increased 175 basis points and has remained stable since then. The increase in net interest income during the first nine months of 2000 was mainly due to increased earning asset volume. The net interest margin declined due to deposit growth occurring mainly in higher yielding deposit accounts, and because deposits repriced more quickly than loans and investment securities. The average loans to deposits ratio grew to 84.84% at September 30, 2000, compared to 80.05% at September 30, 1999.

      Year Ended December 31, 1999 Compared to Year Ended December 31, 1998
      ---------------------------------------------------------------------
         In comparing 1999 to 1998, there were a number of differences in the interest rate environment in which the Company operated. The most noticeable difference between the two years was that interest rates increased during the last half of 1999, while interest rates declined during the last quarter of 1998.

         Average loans, as a percent of average earning assets, declined to 69.87% for 1999 from 74.41% for 1998. Asset growth occurred proportionately more in lower yielding securities than in loans, which resulted in a lower average yield on earning assets. Deposit growth occurred in interest bearing demand deposit accounts, more specifically, high-yield money market saving accounts. The Company also experienced strong growth in repurchase agreements, which carry a relatively higher rate of interest. As interest rates increased, the Bank's deposits repriced more quickly than its loans and securities, therefore, the net interest margin decreased. To offset this decrease in the margin, the Bank began to focus on growing other revenue sources, on containing costs and on streamlining operations. Overall, the increase in net-interest earning asset volume during the year compensated for the general decline in yields, which resulted in higher net interest income, but a lower net interest margin.

      Year Ended December 31, 1998 Compared to Year Ended December 31, 1997
      ---------------------------------------------------------------------
         The increase in 1998 net interest income was mainly due to increased earning asset volume. The prime rate decreased during the last quarter of 1998. This decline caused the average rate on interest-earning assets and interest-bearing liabilities to decrease. An increase in local competition for loans coupled with growth in higher yielding deposit accounts and repurchase agreements caused the net interest margin to decline from 1997.


                   Provision for Loan Losses and Asset Quality
                   -------------------------------------------
         The provision for loan losses represents charges made to earnings to maintain an adequate allowance for loan losses. The allowance is maintained at an amount believed to be sufficient to absorb anticipated losses in the loan portfolio. Factors considered in establishing an appropriate allowance include: an assessment of the financial condition of the borrower; a realistic determination of the value and adequacy of underlying collateral; the condition of the local economy and the condition of the specific industry of the borrower; a comprehensive analysis of the levels and trends of loan categories; and a review of delinquent and classified loans.

         The Company maintains a comprehensive loan review program to evaluate loan administration, credit quality, and loan documentation. This program also includes a regular review of problem loan reports, delinquencies, and charge-offs. The adequacy of the allowance for loan losses is evaluated quarterly. This evaluation focuses on specific loan reviews, changes in the type and volume of the loan portfolio given the current and forecasted economic conditions, and historical loss experience. Any one of the following conditions may result in the review of a specific loan: concern about whether the customer's cash flow or net worth are sufficient to repay the loan; delinquent status; the loan has been criticized in a regulatory examination; the accrual of interest has been suspended; or other reasons including when the loan has other special or unusual characteristics which suggest special monitoring is warranted.

The following table presents activity in the allowance for loan losses during the years indicated. The Company's policy is to charge-off loans when, in management's opinion, the loan is deemed uncollectible, although concerted efforts are made to maximize future recoveries.

                     Analysis of Allowance for Loan Losses
                     -------------------------------------
                         (Dollar amounts in thousands)

                                                Nine Months Ended
                                                   September 30,                      Years Ended December 31,
                                              ---------------------   ---------------------------------------------------------
                                                2000        1999        1999        1998        1997        1996        1995
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
Balance at beginning of year                  $   3,343   $   3,562   $   3,562   $   3,341   $   3,201   $   2,928   $   2,650

Loans charged off
  Commercial, financial and agricultural            (24)       (157)       (522)        (17)       (169)        (55)       (311)
  Real Estate                                       (55)        (60)       (143)       (157)        (52)       (234)        (67)
  Installment                                       (92)       (154)       (195)       (153)       (166)       (184)       (192)
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
                         Total charge-offs         (171)       (371)       (860)       (327)       (387)       (473)       (570)
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------

Charge-offs recovered
  Commercial, financial and agricultural             42          12          18          12          18         170         177
  Real Estate                                         9           7          10          11          19          12         -
  Installment                                        30          22          28          45          40          84          41
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
                         Total recoveries            81          41          56          68          77         266         218
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------

Net loans charged off                               (90)       (330)       (804)       (259)       (310)       (207)       (352)
Current year provision                              540         405         585         480         450         480         630
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------

Balance at end of period                      $   3,793   $   3,637   $   3,343   $   3,562   $   3,341   $   3,201   $   2,928
                                              =========   =========   =========   =========   =========   =========   =========

Loans at period end                           $ 293,497   $ 261,797   $ 273,894   $ 244,503   $ 233,414   $ 209,417   $ 199,405

Ratio of allowance to loans
  at period end                                    1.29%       1.39%       1.22%       1.46%       1.43%       1.53%       1.47%

Average loans                                 $ 284,418   $ 249,634   $ 254,397   $ 239,611   $ 222,744   $ 201,268   $ 188,420

Ratio of net loans charged off
  to average loans                                 0.03%       0.13%       0.32%       0.11%       0.14%       0.10%       0.19%

         The allocation of the allowance for loan losses is illustrated in the following table. The Company regards the allowance as a general allowance which is available to absorb losses from all loans. The allocation of the allowance as shown in this table should neither be interpreted as an indication of future charge-offs, nor as an indication that charge-offs in future periods will occur in these amounts.

                  Allocation of the Allowance for Loan Losses
                  -------------------------------------------
                         (Dollar amounts in thousands)

                                           September 30,                      December 31,
                                          ----------------    ----------------------------------------------
                                           2000      1999      1999      1998      1997      1996      1995
                                          ------    ------    ------    ------    ------    ------    ------
Commercial, financial and agricultural    $  957    $1,085    $  804    $  979    $  770    $  992    $  873
Real Estate                                2,235     2,005     1,927     1,999     2,017     1,717     1,503
Installment                                  392       285       325       334       338       274       239
Unallocated                                  209       262       287       250       216       218       313
                                          ------    ------    ------    ------    ------    ------    ------

     Total allowance for loan losses      $3,793    $3,637    $3,343    $3,562    $3,341    $3,201    $2,928
                                          ======    ======    ======    ======    ======    ======    ======

         Nonperforming assets and their relative percentages to loan balances are presented in the following table. The level of nonperforming loans and leases is an important element in assessing asset quality and the relevant risk in the credit portfolio. Nonperforming loans include nonaccrual loans, restructured loans and loans delinquent 90 days or more. Loans are evaluated for nonaccrual status when payments are past due over 90 days. Loans significantly past due and not well secured and in the process of collection are generally placed on nonaccrual status. Another element associated with asset quality is other real estate owned (OREO), which represents properties acquired by the Company through loan defaults by customers.

                              Nonperforming Assets
                              --------------------
                         (Dollar amounts in thousands)

                                                            September 30,                         December 31,
                                                          -----------------     --------------------------------------------------
                                                           2000       1999       1999       1998       1997       1996       1995
                                                          ------     ------     ------     ------     ------     ------     ------
Principal balance
  Nonaccrual                                              $  383     $  946     $  389     $1,189     $1,362     $1,005     $  315
  Restructured                                               851      1,043      1,115        859        690        705        901
  90 days or more past due and still accruing              1,944      1,171        849      1,363        831      1,169        682
                                                          ------     ------     ------     ------     ------     ------     ------

                             Total nonperforming loans    $3,178     $3,160     $2,353     $3,411     $2,883     $2,879     $1,898
                                                          ======     ======     ======     ======     ======     ======     ======

Nonperforming loans as a percent of loans                   1.08%      1.21%      0.86%      1.40%      1.24%      1.37%      0.95%

Other real estate owned                                   $  361     $  320     $   89     $  497     $  101     $  213      $ -

OREO as a percent of loans                                  0.12%      0.12%      0.03%      0.20%      0.04%      0.10%      0.00%

Allowance as a percent of
  nonperforming loans                                     119.35%    115.09%    142.07%    104.43%    115.89%    111.18%    154.27%

         During 1999, interest income recorded on nonperforming loans totaled $82,000. Had these loans been accruing interest at their contractual rates, interest income would have been $153,000 for 1999.

          Nine Months Ended September 30, 2000 Compared to Nine Months
                            Ended September 30, 1999
          ------------------------------------------------------------
        Net charge-offs declined for the first nine months of 2000, and were $90,000 compared to $330,000 for the first nine months of 1999. Management does not anticipate any significant charge-offs during the remainder of 2000. Nonaccrual loans declined 59.5% or $563,000 at September 30, 2000 compared to September 30, 1999, mainly because five loans, portions of which were charged off during the last quarter of 1999, were on nonaccrual status at September 30, 1999. Loans 90 days or more past due and still accruing increased 66.01% or $773,000, from September 30, 1999 to 2000. Increases in the prime rate have been a factor in the increase in delinquencies during 2000. Overall, total nonperforming loans increased only .56% from September 30, 1999 to September 30, 2000. Nonperforming loans at September 30, 2000 have increased $825,000, or 35.06%, from December 31, 1999, however, Management believes loss exposure on these loans is minimal.

      Year Ended December 31, 1999 Compared to Year Ended December 31, 1998
      ---------------------------------------------------------------------
         Net charge-offs increased in 1999, mainly due $540,000 of charge-offs during the last quarter of 1999 on five loans which had been monitored for several years. The allowance, both in total dollars and as a percent of loans, declined in 1999, due to the increase in net charge-offs and continued loan growth. Management did not view the increase in charge-offs during the last quarter of 1999 as the beginning of a trend. The provision was increased during 1999 to provide for the increased charge-offs.

         While the restructured loan category increased during 1999, significant decreases were realized in nonaccrual and 90 days or more past due balances mainly due to the charge-offs mentioned above. As of December 31, 1999, loans 90 days or more past due had decreased $514,000, or 37.71%, from the prior year. Commercial loan balances in this category increased $504,000, mortgage and indirect installment loan balances declined $972,000 and $46,000, respectively.

         Management believed six credits totaling approximately $1.1 million as of December 31, 1999 met the criteria for an impaired loan. A specific reserve allocation of $209,000 was made in the allowance for loan losses for the excess of the loan balance over the present value of estimated future cash flows on these loans. As of September 30, 2000, thirteen credits totaling approximately $1.1 million met the criteria for an impaired loan. A specific reserve allocation of $195,000 has been made in the allowance for loan losses for the excess of the loan balance over the present value of the estimated future cash flows on these loans.

         Management believes any loans classified for regulatory purposes as loss, doubtful, substandard, or special mention that are not included in nonperforming or impaired loans do not represent or result from trends or uncertainties which will have a material impact on future operating results, liquidity, or capital resources.

         In addition to loans classified for regulatory purposes, management also designates certain loans for internal monitoring purposes in a watch category. Loans may be placed on management's watch list as a result of delinquent status, concern about the borrower's financial condition, or the value of the collateral securing the loan, substandard classification during regulatory examinations, or simply as a result of management's desire to monitor more closely a borrower's financial condition and performance. Watch category loans may include loans with loss potential that are still performing and accruing interest and may be current under the terms of the loan agreements; however, management may have a significant degree of concern about the borrowers' ability to continue to perform according to the terms of the loans. Loss exposure on these loans is typically evaluated based primarily upon the estimated liquidation value of the collateral securing the loans. Also, watch category loans may include credits which, although adequately secured and performing, have past delinquency problems or where unfavorable financial trends are exhibited by the borrowers.

         All watch list loans are subject to additional scrutiny and monitoring. The Company's philosophy encourages loan officers to identify borrowers that should be monitored in this fashion and believes this process ultimately results in the identification of problem loans in a more timely fashion. The Company had loans totaling $2.3 million and $1.1 million on its watch list which were not included in impaired or nonperforming loans at September 30, 2000 and December 31, 1999, respectively.

                         Noninterest Income and Expense
                         ------------------------------
         The following table presents the balances of noninterest income and expense from 1997 through September 30, 2000 and the percentage changes between periods.

                          Noninterest Income & Expense
                          ----------------------------
                         (Dollar amounts in thousands)

                                               Nine months ended September 30,              Years ended December 31,
                                               ------------------------------- ---------------------------------------------------
                                                          % change                       % change              % change
                                                 2000     from '99      1999     1999    from '98      1998    from '97      1997
                                               -------    --------    -------  -------   --------    -------   --------    -------
Noninterest Income
Deposit service charges and fees               $ 1,122      18.35%    $   948  $ 1,354     19.82%    $ 1,130     15.66%    $   977
Trust department income                            598      40.38%        426      590     20.41%        490     26.29%        388
Commission income                                  506     336.21%        116      223     49.66%        149     61.96%         92
Security gains/(losses)                            (10)   -118.87%         53      481       N/A           -      0.00%          0
Realized gain on sale of real estate loans         148     -57.47%        348      394    -39.01%        646    126.67%        285
Other operating income                             591      -8.80%        648      810     21.99%        664     24.58%        533
                                               -------    -------     -------  -------    ------     -------    ------     -------

                  Total noninterest income     $ 2,955      16.38%    $ 2,539  $ 3,852     25.11%    $ 3,079     35.34%    $ 2,275
                                               =======    =======     =======  =======    ======     =======    ======     =======

                                               Nine months ended September 30,              Years ended December 31,
                                               ------------------------------- ---------------------------------------------------
                                                          % change                       % change              % change
                                                 2000     from '99      1999     1999    from '98      1998    from '97      1997
                                               -------    --------    -------  -------   --------    -------   --------    -------
Noninterest Expense
Salaries and employee benefits                 $ 4,977       8.91%    $ 4,570  $ 6,236      6.98%    $ 5,829     15.77%    $ 5,035
Occupancy and equipment                          1,361       3.73%      1,312    1,744     24.31%      1,403      5.41%      1,331
Other                                            1,805     -11.04%      2,029    3,072     25.34%      2,451     19.56%      2,050
                                               -------    -------     -------  -------    ------     -------    ------     -------

                  Total noninterest expense    $ 8,143       2.93%    $ 7,911  $11,052     14.14%    $ 9,683     15.05%    $ 8,416
                                               =======    =======     =======  =======    ======     =======    ======     =======

          Nine Months Ended September 30, 2000 compared to Nine Months
                            Ended September 30, 1999
          ------------------------------------------------------------
         Noninterest income increased 16.38% to $3.0 million for the first nine months of 2000 compared to $2.5 million for the first nine months of 1999. Financial Management Services, which consists of trust services, a full-service brokerage operation offered through Raymond James Financial Services, Inc., member NASD/SIPC, and a platform-based annuity and mutual fund sales program has experienced substantial growth. The platform-based, or branch-based, annuity sales program began October 1999, and mutual funds were first sold March 2000. Platform-based sales and brokerage operations have generated $506,000 of commission income during the first nine months of 2000. As of September 30, 2000, the Bank has 2 employees who hold their Series 6 license and 8 employees who hold their Series 7 license. In addition, 25 branch employees hold insurance licenses and are able to sell fixed annuities. Branch personnel have received extensive training and are coached on an ongoing basis to prepare them to work in a sales focused environment.

         The Trust Department also experienced significant growth during 2000. The fair market value of assets managed by the Trust Department was $128.2 million at September 30, 2000 compared to $106.8 million at September 30, 1999. Trustee fees grew 40.38% to $598,000 during the first nine months of 2000 compared to the same period in 1999.

         Service fees on deposit accounts increased 18.35% to $1.1 million during the first nine months of 2000 due to an increase in the fee structure in August 1999. Other operating income decreased slightly for the nine months ended September 30, 2000, primarily because the Company recognized a $49,000 gain on the sale of a warehouse in August, 1999.

         Net losses on securities during the first nine months of 2000 primarily represent unrealized losses on various mutual funds held in grantor trusts whose performance is tied to the Monroe Bancorp Directors' Deferred Compensation Plan. These losses are directly offset by a reduction in directors' deferred compensation expense.

         Non-interest expense increased only 2.93% for the nine months ended September 30, 2000 compared to the nine months ended September 30, 1999. The bank has focused on containing costs and pursuing efficiency through the use of technology and by pushing information and decision making authority to the point of customer contact. The Company's efficiency ratio was 53.35% for the nine months ended September 30, 2000 compared to 55.75% for the same period in 1999.

      Year Ended December 31, 1999 Compared to Year Ended December 31, 1998
      ---------------------------------------------------------------------
         Noninterest income increased 25.11% to $3.9 million in 1999 compared to $3.1 million in 1998. Service charges on deposit accounts increased 19.82% due to an increase in the deposit fee structure, deposit base growth and more accounts being assessed fees, predominately insufficient funds fees. Income from trust fees increased 20.41% during 1999. The majority of the increase was attributed to the following: the general increase in overall market values of trust assets, an increase in the departmental fee structure, and an increase in the number of high market value accounts obtained throughout the year. Also, in October, the Bank began selling fixed annuities at its branches (platform-based) and recognized commission income on these sales during the latter part of 1999. This new activity, coupled with a strong increase in brokerage commissions increased commission income by 49.66%, or $74,000, in 1999. The Bank made significant investments in personnel and in fixed assets in Financial Management Services during 1999 to position this area for further growth.

         Security gains represent unrealized gains on trading securities (mutual funds) held in grantor trusts whose performance is tied to the Monroe Bancorp Directors' Deferred Compensation Plan. These gains are directly offset by a charge to directors' deferred compensation expense. Other operating income rose 21.99% over the prior year primarily because the Bank outsourced its official checks at the end of 1998, and was paid $96,000 in commissions on compensating balances and float by the vendor during 1999.

         In 1999, net gains from secondary market mortgage loan sales declined 39.01% compared to the prior year. Rising interest rates during the last half of 1999 significantly slowed the pace of mortgage refinancing. Although mortgage volume was down, the Company retained its local market leadership by originating $81.6 million of mortgage loans in Monroe County during 1999. Income from the origination and sale of mortgage loans is extremely dependent upon the current interest rate environment.

         Total noninterest expense increased 14.14% in 1999 compared to 1998. This increase is mainly attributed to the investments made in personnel and fixed assets to position the Company for growth. Occupancy and equipment expense increased 24.31% in 1999. Several factors contributed to this increase. A new, larger, Mall Road Branch was completed in May 1998. The Bank also opened a new Operations Center in a leased facility in March 1999. The Bank's Main Office was also renovated during 1999. The square footage allocated to Financial Management Services doubled during 1999 and their office space was substantially renovated to position this area for further growth.

         Other operating expenses increased $621,000, or 25.34%, in 1999. Advertising expense increased $166,000, or 43.01%, as a result of the Company's increased marketing and advertising campaigns. Appreciation on deferred directors' fees increased 37.19% or $152,000. This occurred because the Monroe Bancorp Directors' Deferred Compensation Plan was amended and the performance of this Plan became tied to grantor trusts funded with mutual funds. The market value of these mutual funds increased substantially in value during 1999, resulting in an increase in the deferred portion of director compensation and benefits. This increase in expense is directly offset by interest income, dividend income and unrealized gains on trading securities.

      Year Ended December 31, 1998 Compared to Year Ended December 31, 1997
      ---------------------------------------------------------------------
         Noninterest income increased 35.34% in 1998 compared to 1997. Net gains on mortgage loan sales increased 126.67% over 1997. The lower interest rate environment coupled with the strength in the local economy contributed to this increase. Substantial growth in trust assets led to a 26.29% increase in income from fiduciary activities. Deposit fees increased 15.66% due to deposit growth and a higher number of accounts being assessed fees. Commission income increased 61.96% solely due to increases in brokerage service commissions. Other operating income rose 24.58% during 1998 primarily as a result of a 30.89% increase in ATM income due to a full year of charging a check card fee and ATM surcharges.

         Total noninterest expense increased 15.05% in 1998 compared to 1997. Salary and employee benefit expenses increased 15.77%. David Baer, former President and CEO announced he would retire at the end of 1998, and Charles Conville was hired in May 1998 to assume the duties of President and CEO. Mr. Baer retained his position as Chairman of the Board, and remained a full time employee of the Bank through December 1998. Several new positions were added during 1998 and existing positions were upgraded to prepare for future growth. Increases in commissions paid to secondary market loan originators also added to this increase.

         Other operating expenses increased by 19.56% or $401,000. Advertising expenses increased $95,000, or 32.65%, as the Bank launched its increased marketing campaign. Supplies expense increased $81,000, or 48.30% due to increased deposit and loan activity, increased expense associated with upgrading reporting to trust customers and additional supplies required to stock the new larger Mall Road Branch. Earnings on the Directors' Deferred Compensation Plan increased by 65.71%, or $161,000. During the first half of 1998, the value of the Deferred Directors' Compensation Plan was tied to the value of the Company's stock. The stock value increased substantially during that time period, resulting in an increase in expense.


                                  Income Taxes
                                  ------------
         The Company records a provision for income taxes currently payable, along with a provision for those taxes payable in the future. Such deferred taxes arise from differences in timing of certain items for financial statement reporting rather than income tax reporting. The major difference between the effective tax rate applied to the Company's financial statement income and the federal statutory rate of 34% is interest on tax-exempt securities and loans.

         The Company's effective tax rate was 32.37%, 33.80%, and 34.22% in 1999, 1998, and 1997, respectively.

                               Financial Condition
                               -------------------

                                   Securities
                                   ----------
         Held-to-maturity securities are those which the Company has both the positive intent and the ability to hold to maturity. They are reported at amortized cost. Available-for-sale securities are those which the Company may decide to sell if needed for liquidity, asset/liability management, or other reasons. Securities available-for-sale are reported at fair value, with unrealized gains and losses included in other comprehensive income, net of tax.

         Trading securities consist of investments in various mutual funds held in grantor trusts formed by the Company related to the Monroe Bancorp Directors' Deferred Compensation Plan. The Company's obligation under the deferred compensation plan changes in concert with the performance of the investments.

The following tables summarize the carrying values of securities from December 31, 1997 through December 31, 1999 and at September 30, 1999 and 2000. The maturity distribution of securities at September 30, 2000 is summarized by classification. Yields on tax-exempt securities are adjusted to a tax equivalent basis using a marginal federal tax rate of 34% for all years.

                                   Securities
                                   ----------
                          (Dollar amounts in thousands)

                                                        at September 30               at December 31,
                                                      --------------------    --------------------------------
                                                        2000        1999        1999        1998        1997
                                                      --------    --------    --------    --------    --------
Available for sale
  U.S. Treasury & U.S. Government agencies            $ 16,244    $ 15,306    $ 17,083    $ 11,370    $  8,039
  States and political subdivisions                      2,227       2,649       2,634       2,820       3,424
  Equity securities                                        292         310         402         -           -
  Mortgage-backed and asset-backed                         -           -           -           -           -
                                                      --------------------------------------------------------

                   Total available for sale           $ 18,763    $ 18,265    $ 20,119    $ 14,190    $ 11,463


Held to Maturity
  U.S. Treasury & U.S. Government agencies            $ 45,446    $ 43,954    $ 48,001    $ 31,498    $ 22,288
  States and political subdivisions                     32,439      37,449      35,879      34,694      25,664
  Mortgage-backed and asset-backed                         837       2,292       1,891       2,927       2,945
                                                      --------------------------------------------------------

                    Total held to maturity            $ 78,722    $ 83,695    $ 85,771    $ 69,119    $ 50,897


Trading securities
   Mutual funds                                       $  3,378    $  2,863    $  3,347       $ -         $ -
                                                      --------------------------------------------------------
                          Total trading securities    $  3,378    $  2,863    $  3,347       $ -         $ -
                                                      --------------------------------------------------------

                           Total Securities           $100,863    $104,823    $109,237    $ 83,309    $ 62,360
                                                      ========================================================

                          SECURITIES MATURITY SCHEDULE
                          ----------------------------
                              at September 30, 2000

                                            1 Year and Less      1 to 5 Years     5 to 10 Years    Over 10 Years        Total
                                            -----------------  -----------------  --------------- ---------------  ---------------
Available for sale                          Balance    Rate    Balance    Rate    Balance   Rate  Balance   Rate   Balance   Rate
------------------                          --------  -------  --------  -------  --------  ----- --------  -----  --------  -----
  U.S. Treasury & U.S. Government agencies   $ 1,001    6.20%   $15,243    5.80%  $     -          $    -           $16,244   5.82%
  State and municipal                            510    6.64%     1,717    6.74%        -               -             2,227   6.72%
  Equity securities                              292    2.99%       -                   -               -               292   2.99%
  Mortgage-backed and asset-backed               -                  -                   -               -                 -      -
                                             -------            -------           -------          ------           -------   -----
                   Total available for sale  $ 1,803            $16,960           $     -          $    -           $18,763   5.88%
                                             =======            =======           =======          ======           =======   =====


Held to Maturity
  U.S. Treasury & U.S. Government agencies   $ 8,505    5.96%   $36,941    5.87%  $     -          $    -           $45,446   5.89%
  State and municipal                          4,396    6.69%    26,962    6.22%    1,081    6.20%      -            32,439   6.29%
  Mortgage-backed and asset-backed               804    5.59%        33    7.06%        -               -               837   5.66%
                                             -------            -------           -------          ------           -------   -----
                   Total held to maturity    $13,705            $63,936           $ 1,081          $    -           $78,722   6.05%
                                             =======            =======           =======          ======           =======   =====

Trading Securities
   Mutual funds                              $ 3,378    2.43%   $     -           $     -          $    -           $ 3,378   2.43%
                                             -------            -------           -------          ------           -------   -----
                   Total trading securities  $ 3,378            $     -           $     -          $    -           $ 3,378   2.43%
                                             =======            =======           =======          ======           =======   =====

         The majority of the securities portfolio is comprised of U.S. Treasury and federal agency securities, and state and municipal securities (tax-exempt). Trading securities consist solely of mutual funds held in grantor trusts, established for the Monroe Bancorp Directors' Deferred Compensation Plan. During 1999, the Company also purchased stocks of nine financial institutions which are classified as available-for-sale.

The securities portfolio carries varying degrees of risk. Investments in U.S. Treasury and federal agency securities have little or no credit risk. Obligations of states and political subdivisions and corporate securities are the areas of highest potential credit exposure in the portfolio. This risk is minimized through the purchase of high quality investments. The Company's investment policy requires that general obligations of other states and political subdivisions and corporate bonds must have a rating of A or better when purchased. In-state general obligation municipals must be rated Baa or better. In-state revenue municipals must be rated A or better and out-of-state revenue municipals must be rated AA or better at the time of purchase. The vast majority of these investments maintained their original ratings at September 30, 2000. No securities of an individual issuer, excluding the U.S. Government and its agencies, exceed 10% of the Company's shareholders' equity as of September 30, 2000. The Company does not use off-balance sheet derivative financial instruments. As of September 30, 2000 and December 31, 1999 and 1998, the securities portfolio held no structured notes.

                September 30, 2000 Compared to September 30, 1999
                -------------------------------------------------
Total securities were $100.9 million and $104.8 million at September 30, 2000 and 1999, respectively. The total portfolio decreased because loan growth equaled deposit growth. Also, the growth in repurchase agreements, which must be collateralized by Treasury or government agency securities, slowed considerably. Proceeds from maturing securities have been used to make new loans or pay off federal funds purchased. At September 30, 2000, available-for-sale securities comprised 18.60% of the total portfolio, compared to 17.42% at September 30, 1999.

                 December 31, 1999 Compared to December 31, 1998
                 -----------------------------------------------
Total securities were $109.2 million and $83.3 million as of December 31, 1999 and 1998, respectively. In 1999, the total securities balance increased $25.9 million or 31.12% over 1998. This increase occurred because of the substantial growth in repurchase agreements. Additional government agency securities were purchased to pledge for the repurchase agreements. In addition, deposit growth exceeded loan growth during the first half of 1999, and securities were purchased with excess funds. In 1999, available-for-sale securities comprised 18.42% of the total portfolio, compared to 17.03% in 1998. Management historically has not sold available-for-sale securities to provide liquidity or fund growth in the loan portfolio.


                                      Loans
                                      -----
         The loan portfolio constitutes the major earning asset of the Company, and offers the best alternative for maximizing interest spread above the cost of funds. The Company's loan personnel have the authority to extend credit under guidelines established and approved by the Board of Directors. Any credit which exceeds the authority of the loan officer, but is under $2 million is forwarded to the Bank's officers' loan committee for approval. This committee is comprised of the President/CEO, the Senior Vice President of Loans and several experienced loan officers. Individual credits exceeding $2 million are forwarded to the Board of Directors' loan committee for approval. This loan committee is comprised of six board members, one of whom is the President/CEO. The loan committee not only acts as an approval body to ensure consistent application of the Company's loan policy, but also provides valuable insight through communication and pooling of knowledge, judgment, and experience of its members.

         The Company's primary lending area generally includes Monroe, Lawrence, Jackson and contiguous counties in South Central Indiana. The Company extends out-of-area credit only to borrowers who are considered to be low risk, and then, only on a limited basis.

         The following table reflects outstanding balances by loan type.

                                Loans Outstanding
                                -----------------
                          (Dollar amounts in thousands)

                                         at September 30,                          at December 31,
                                       --------------------    --------------------------------------------------------
                                         2000        1999        1999        1998        1997        1996        1995
                                       --------    --------    --------    --------    --------    --------    --------
Commercial and industrial              $ 63,736    $ 54,446    $ 58,961    $ 50,920    $ 44,401    $ 40,467    $ 43,666
Real estate - mortgage (1-4 family)      85,424      78,503      83,367      76,731      80,031      72,831      61,374
Real estate - mortgage (other)           89,048      81,294      84,252      74,181      69,331      61,213      61,658
Real estate-construction                 27,646      20,348      20,787      19,956      16,265      13,620      12,785
Installment                              27,643      27,206      26,527      22,715      23,386      21,286      19,922
                                       --------    --------    --------    --------    --------    --------    --------

        Total loans                    $293,497    $261,797    $273,894    $244,503    $233,414    $209,417    $199,405
                                       ========    ========    ========    ========    ========    ========    ========

The following table shows the composition of the loan portfolio, expressed as a percent of total loans.

                     Composition of loan portfolio by type
                     -------------------------------------

                                            September 30,                          December 31,
                                          -------------------  ----------------------------------------------------
                                            2000      1999       1999       1998       1997      1996        1995
                                          --------  ---------  ---------  ---------  --------  ---------   --------
Commercial and industrial                  21.72%     20.80%     21.53%     20.83%     19.02%     19.33%     21.90%
Real estate - mortgage (1-4 family)        29.11%     29.99%     30.44%     31.38%     34.29%     34.78%     30.78%
Real estate - mortgage (other)             30.33%     31.05%     30.75%     30.34%     29.70%     29.23%     30.92%
Real estate-construction                    9.42%      7.77%      7.59%      8.16%      6.97%      6.50%      6.41%
Installment                                 9.42%     10.39%      9.69%      9.29%     10.02%     10.16%      9.99%
                                          ------     ------     ------     ------     ------     ------     ------

         Total                            100.00%    100.00%    100.00%    100.00%    100.00%    100.00%    100.00%
                                          ======     ======     ======     ======     ======     ======     ======

                September 30, 2000 Compared to September 30, 1999
                -------------------------------------------------
         Total loans increased $31.7 million or 12.11% from September 30, 1999 to September 30, 2000. Strong growth was seen in commercial and industrial loans and real estate loans. Commercial and industrial loans increased $9.3 million, or 17.06% from September 30, 1999. Real estate loans increased 12.19%, or $22.0 million, during the same period, and continued to be the largest segment of the loan portfolio. The growth in all areas can be attributed to the ongoing economic expansion and prosperity the Greater Bloomington area continues to experience and to the Bank's local market leadership in generating mortgage loans. Indiana University's large student population also contributes to a strong rental market and strong demand for real estate loans. Monroe County also continues to enjoy one of the lowest unemployment rates in the state. As loan balances have continued to escalate during the last few years, the loan portfolio has remained diversified by loan type, borrower, and industry. As of September 30, 2000 there were no concentrations of credit in excess of 10.0%.

                 December 31, 1999 Compared to December 31, 1998
                 -----------------------------------------------
         Total loans increased $29.4 million or 12.02% in 1999, while in 1998 loans increased $11.1 million, or 4.75%. In 1999, total real estate loans increased $17.5 million, or 10.26%. Real estate construction loans increased $831,000, or 4.16%, over the prior year, 1-4 family residential loans increased $6.6 million, or 8.65%, and all other real estate loans, primarily multi-family residential and commercial real estate loans, increased $10.1 million, or 13.58%. As of December 31, 1999, there were no concentrations of credit in excess of 10.0%.

         The real estate loan category remained the largest segment of the loan portfolio as of December 31, 1999. These loans carry a lower degree of risk because of the nature of the collateral for the loans. At December 31, 1999, 62.34% of all real estate loans were secured by first liens on residential property: 44.25% were secured by 1-4 family properties and 18.09% were secured by multi-family properties. Non-farm / non-residential loans comprised 22.51% of all real estate loans. These loans were primarily secured by local business and not-for-profit properties.

         Management believes the degree of risk assumed on any loan is commensurate with the interest rate assessed, and is thereby able to receive a higher rate of return on commercial and real estate construction loans as compared to residential real estate loans. Although these loan types usually possess increased elements of risk, the Company's lending practices, policies, and procedures that are in place are intended to mitigate certain risks associated with such loans. The indirect lending function comprises approximately 25% of the consumer loan portfolio. A specific policy pertaining to these loan types, including separate reporting requirements, are in place for monitoring purposes.

         The following table reflects the maturity schedule of loans. Also indicated are fixed and variable rate loans maturing after one year for the same loan categories.

                                 Loan Liquidity
                                 --------------
                         (Dollar amounts in thousands)

                                              Loan maturities at September 30, 2000
                                           --------------------------------------------
                                            1 year      1 - 5      Over 5
                                           and less     years       Years       Total
                                           --------------------------------------------
Commercial, financial, and agricultural    $ 32,907    $ 19,637    $ 11,192    $ 63,736
Real estate - mortgage (1 - 4 family)         2,942       1,365      81,117      85,424
Real estate - mortgage (other)                3,067       4,846      81,135      89,048
Real estate-construction                     20,073       2,266       5,307      27,646
Installment                                   5,921      18,033       3,689      27,643
                                           --------    --------    --------    --------

          Total selected loans             $ 64,910    $ 46,147    $182,440    $293,497
                                           ========    ========    ========    ========


Loans maturing after 1 year with:
  Fixed interest rates                     $ 27,580    $  7,363
  Floating interest rates                    18,567     175,077
                                           --------    --------

                                           $ 46,147    $182,440
                                           ========    ========

                                    Deposits
                                    --------
         The Company offers a wide variety of deposit products and services to individual and commercial customers, such as noninterest-bearing and interest-bearing checking accounts, savings accounts, money market accounts, and certificates of deposit. The deposit base provides the major funding source for earning assets. Due to year-end Y2K issues, we believe a more meaningful discussion about deposit growth can be achieved by examining the change in average deposits rather than the change in year-end deposits (see "Average Balance Sheets and Interest Rates" table in "Net Interest Income" section). All year-end 1999 decreases in deposit balances due to Y2K activity were regained by February 2000. Average deposits increased $23.4 million or 7.50% from September 30, 1999 to September 30, 2000. Average deposits increased $26.6 million, or 9.22% in calendar year 1999, compared to $19.1 million, or 7.08% in calendar year 1998. The bulk of the growth in deposit accounts over the past two years and nine months has occurred in interest bearing demand deposits, more specifically, high yield money market savings accounts. Time deposits remain the largest single source of the Company's funds.

         Deposits by type and maturities of time deposits greater than $100,000 follows:

                               Deposit Information
                               -------------------
                          (Dollar amounts in thousands)

                          Deposits at September 30,      Deposits at December 31,
                          -------------------------  --------------------------------
                               2000        1999        1999        1998        1997
                             --------    --------    --------    --------    --------
Noninterest bearing          $ 62,733    $ 50,504    $ 48,201    $ 51,613    $ 45,805
Interest bearing demand       100,732      95,541     100,032      85,700      68,613
Savings deposits               21,123      20,351      19,307      20,356      19,566
Time                          153,811     149,783     145,610     147,389     142,154
                             --------    --------    --------    --------    --------

           Total deposits    $338,399    $316,179    $313,150    $305,058    $276,138
                             ========    ========    ========    ========    ========

                         Maturity Ranges of Time Deposits with Balances of $100 or More at
                         -----------------------------------------------------------------
                                September 30,                 December 31,
                             --------------------    --------------------------------
                               2000        1999        1999        1998        1997
                             --------    --------    --------    --------    --------

3 months or less              $17,982     $ 8,621     $11,164     $10,345     $ 7,658
3 through 6 months              7,598      10,869       8,566       8,977       7,406
6 through 12 months            14,560      20,579      11,648      13,079       6,568
over 12 months                 11,590       8,062       8,716       8,717      15,397
                             --------    --------    --------    --------    --------

                              $51,730     $48,131     $40,094     $41,118     $37,029
                             ========    ========    ========    ========    ========

         To provide temporary liquidity and as an alternative to borrowing federal funds, the Company will acquire, from time to time, large balance certificates of deposit, generally from public entities, for short-term time periods. The Company had no such funds as of December 31, 1999, 1998, and 1997. At September 30, 2000 and 1999, balances were $8.9 million and $6.7 million, respectively.


                                   Borrowings
                                   ----------
         Aside from the core deposit base and large denomination certificates of deposit mentioned above, the remaining funding sources include short-term and long-term borrowings. Short-term borrowings consist of federal funds purchased from other financial institutions on an overnight basis and retail repurchase agreements which mature daily. The Company has seen substantial growth in daily repurchase agreements, which are primarily held by business customers. At December 31, 1999, the Company had approximately $5.0 million in additional federal funds purchased and had borrowed an additional $3.0 million from the Federal Home Loan Bank of Indianapolis (FHLBI) to provide a Y2K liquidity source.

         At September 30, 2000, all the FHLBI Y2K borrowings outstanding at December 31, 1999 have been repaid, and the Bank had $12.6 million federal funds purchased. As the Bank's loan growth continues to outpace its core deposit growth, short-term borrowings have become a more regular source of liquidity.

                                   Borrowings
                                   ----------
                          (Dollar amounts in thousands)

                                                    September 30,                 December 31,
                                                 -------------------     -------------------------------
                                                  2000         1999       1999        1998        1997
                                                 -------     -------     -------     -------     -------

Repurchase agreements outstanding                $33,543     $30,202     $29,164     $22,967     $ 8,718
Federal funds purchased                           12,600       1,475      17,800         -           -
Other                                                 32         -           -           -           -
                                                 -------     -------     -------     -------     -------

Total short-term borrowings                      $46,175     $31,677     $46,964     $22,967     $ 8,718
                                                 =======     =======     =======     =======     =======


Average repurchase agreements during the year    $32,984     $28,245     $28,999     $15,776     $ 6,978
                                                 =======     =======     =======     =======     =======

Maximum month-end repurchase agreements          $37,973     $34,078     $34,078     $24,311     $ 8,718
                                                 =======     =======     =======     =======     =======

YTD Average interest rate                           5.35%       4.15%       4.30%       4.40%       4.50%
Average interest rate at end of period              5.80%       4.50%       3.80%       4.00%       4.60%

         The Bank became a member of the FHLBI in 1997 and has the authority of the Board of Directors to borrow up to $23 million. All current and any future borrowings are secured by a blanket collateral pledge of the Bank's one-to-four family residential loans. Long-term debt, consisting of FHLBI borrowings and a mortgage, as of December 31, 1999 and 1998 was $16.2 million and $10.0 million, respectively. The FHLBI borrowings accounted for the majority of long-term debt. The Company had a net increase in borrowings from the FHLBI of $6.2 million during 1999. Approximately half of this increase was used to fund loan growth. The other half provided year-end liquidity for Y2K purposes.

         Long-term debt at September 30, 2000 and September 30, 1999 was $6.6 million and $10.4 million respectively, and continued to consist primarily of FHLBI borrowings. The Company had a net decrease in FHLBI borrowings of $3.8 million during that period.


           Quantitative and Qualitative Disclosures About Market Risk
           ----------------------------------------------------------
         Market risk of the Company encompasses exposure to both liquidity risk and interest rate risk and is reviewed quarterly by the asset/liability committee ("ALCO") and the Board of Directors.

         The Company's interest rate risk is measured by computing estimated changes in net interest income and the net portfolio value ("NPV") of its cash flows from assets and liabilities in the event of adverse movements in interest rates. Interest rate risk exposure is measured using an interest rate sensitivity analysis to determine the change in NPV in the event of hypothetical changes in interest rates. Another method also used to enhance the overall process is interest rate sensitivity gap analysis. This method is utilized to determine the repricing characteristics of the Company's assets and liabilities.

         NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities. This particular analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 1% - 3% increase and decrease in interest rates. The Company's Board of Directors adopted an interest rate risk policy which established a 10% minimum and maximum increase and decrease in the NPV in the event of a sudden and sustained 2% increase or decrease in interest rates.

                   The following table represents the Company's projected change in NPV for the various rate shock levels as of September 30, 2000.

                                          Net Portfolio Value
         --------------------------------------------------------------------------------------
                                  Dollar Amount
            Change in Rates       (in thousands)        Dollar Change      Percentage Change
         --------------------  -------------------  -------------------  ----------------------
                 +300          $      59,777        $       1,701                 2.93%
                 +200                 59,286                1,210                 2.08
                 +100                 58,716                 640                  1.10
                 Base                 58,076                 ---                   ---
                 -100                 57,355                (721)                (1.24)
                 -200                 56,366               (1,710)               (2.95)
                 -300                 54,942               (3,134)               (5.40)

         The above table indicates that as of September 30, 2000, the Company's estimated NPV would be expected to increase in the event of sudden and sustained increases in prevailing interest rates. In the event of sudden and sustained decreases in prevailing interest rates, the Company's estimated NPV would be expected to decrease. As of September 30, 2000, the Company's estimated changes in NPV were within the approved guidelines established by the Board of Directors.

                   The following table represents the Company's projected change in NPV for the various rate shock levels as of December 31, 1999.

                                          Net Portfolio Value
         --------------------------------------------------------------------------------------
                                  Dollar Amount
            Change in Rates       (in thousands)        Dollar Change      Percentage Change
         --------------------  -------------------  -------------------  ----------------------
                 +300          $      51,186        $       (730)                (1.41)%
                 +200                 51,456                (460)                (0.89)
                 +100                 51,705                (211)                (0.41)
                 Base                 51,916                 ---                   ---
                 -100                 52,086                 170                  0.33
                 -200                 51,932                  16                  0.03
                 -300                 51,520                (396)                (0.76)

         The above table indicates that as of December 31, 1999, the Company's estimated NPV would be expected to decrease slightly in the event of sudden and sustained increases in prevailing interest rates. In the event of sudden and sustained decreases of 100-200 basis points in prevailing interest rates, the Company's estimated NPV would be expected to increase and at a sustained decrease of 300 basis points, the Company's NPV would decrease. As of December 31, 1999, the Company's estimated changes in NPV were within the approved guidelines established by the Board of Directors.

         Computations of prospective effects of hypothetical interest rate changes are based on a number of assumptions, including relative levels of market interest rates, loan prepayments and deposit decay rates, and should not be relied upon as indicative of actual results. These computations do not contemplate any actions management may undertake in response to changes in interest rates. The NPV calculation is based on the net present value of discounted cash flows utilizing certain prepayment assumptions and market interest rates.

         Certain shortcomings are inherent in the method of computing the estimated NPV. Actual results may differ from that information presented in the table above should market conditions vary from the assumptions used in preparation of the table information. If interest rates remain or decrease below current levels, the proportion of adjustable rate loans in the loan portfolio could decrease in future periods due to refinancing activity. Also, in the event of an interest rate change, prepayment and early withdrawal levels would likely be different from those assumed in the table. Lastly, the ability of many borrowers to repay their adjustable rate debt may decline during a rising interest rate environment.

         Used in conjunction with the NPV analysis is the interest rate sensitivity gap analysis. This analysis monitors the relationship between the maturity and repricing of interest-earning assets and interest-bearing liabilities while maintaining an acceptable interest rate spread. Interest rate sensitivity gap is defined as the difference between the amount of maturing or repricing of interest-earning assets and interest-bearing liabilities within specific and defined time frames. A positive gap occurs when the amount of interest rate sensitive assets exceed the amount of interest rate sensitive liabilities. Conversely, a gap is considered negative when the amount of interest rate sensitive liabilities exceed the interest rate sensitive assets. Generally, during a time of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would enhance net interest income. On the other hand, during a time period of falling interest rates, a negative gap would increase net interest income, while a positive gap would decrease net interest income. It is the ALCO's responsibility to maintain a reasonable balance between the exposure to interest rate fluctuations and earnings.

                    Liquidity and Interest Rate Sensitivity
                    ---------------------------------------
                          (Dollar amounts in thousands)

                                                                     at September 30, 2000
                                                      1 - 90        91 - 365        1 - 5
                                                       Days           Days          Years       Over 5 Years       Total
                                                    -----------    -----------    -----------   ------------    -----------
Interest earning assets
  Loans                                              $  85,226      $ 105,024      $  87,878      $  15,369      $ 293,497

   Securities held-to-maturity
       Taxable                                           2,118          7,192         36,973            -           46,283
       Tax-exempt                                        1,081          3,315         26,962          1,081         32,439

  Securities available for sale
    Taxable                                                292          1,001         15,243            -           16,536
    Tax-exempt                                             340            170          1,717            -            2,227

   Trading securities
       Taxable                                           3,378            -              -              -            3,378
                                                     ---------      ---------      ---------      ---------      ---------
      Total securities                                   7,209         11,678         80,895          1,081        100,863
                                                     ---------      ---------      ---------      ---------      ---------

  Interest bearing deposits with banks                      49            -              -              -               49
  FHLB stock                                             1,257            -              -              -            1,257
  Federal funds sold                                       -              -              -              -              -
                                                     ---------      ---------      ---------      ---------      ---------

       Total interest earning assets                 $  93,741      $ 116,702      $ 168,773      $  16,450      $ 395,666
                                                     =========      =========      =========      =========      =========

Interest bearing liabilities

  Interest-bearing demand deposits                   $ 100,732          $ -            $ -            $ -        $ 100,732
  Savings deposits                                      21,123            -              -              -           21,123
  Time deposits                                         41,536         70,678         38,460          3,137        153,811
  Short-term borrowings                                 46,175            -           46,175
  Long-term debt                                            40            114          3,034          3,397          6,585
                                                     ---------      ---------      ---------      ---------      ---------

      Total interest bearing liabilities             $ 209,606      $  70,792      $  41,494      $   6,534      $ 328,426
                                                     =========      =========      =========      =========      =========


Rate sensitive gap                                   $(115,865)     $  45,910      $ 127,279      $   9,916      $  67,240
Rate sensitive cumulative gap                        $(115,865)     $ (69,955)     $  57,324      $  67,240
Cumulative gap as a percentage of earning assets        -29.28%        -17.68%        14.49%         16.99%

         The liquidity of the parent company is dependent on the receipt of dividends from the banking subsidiary. Management expects that in the aggregate, the banking subsidiary will continue to have the ability to dividend adequate funds to the parent company. The statements in this paragraph relating to the parent company receiving dividends from the subsidiary bank are forward-looking statements which may or may not be accurate due to the impossibility of predicting future economic and business events.

         The banking subsidiary's source of funding is predominantly core deposits consisting of both commercial and individual deposits, maturities of securities, repayments of loan principal and interest, federal funds purchased, securities sold under agreements to repurchase, and long-term borrowings from the FHLBI. The deposit base is diversified between individual and commercial accounts, which helps avoid dependence on large concentrations of funds. The Company does not solicit certificates of deposit from brokers. The following table details the main components of cash flows for the nine months ended September 30, 2000 and 1999 and calendar years 1999 and 1998.

                            Funding Uses and Sources
                            ------------------------
                         (Dollar amounts in thousands)

                                          Nine months ended                  Year ended                      Year Ended
                                          September 30, 2000              December 31, 1999              December 31, 1998
                                      ----------------------------  -----------------------------   -----------------------------
                                               Increase/(decrease)            Increase/(decrease)             Increase/(decrease)
                                      Average  -------------------  Average   -------------------   Average   -------------------
                                      Balance    Amount    Percent  Balance     Amount    Percent   Balance     Amount   Percent
                                      --------  --------   -------  --------   --------   -------   --------   --------  -------
Funding Uses
  Loans, net of unearned income       $284,418  $ 30,021    11.80%  $254,397   $ 14,786      6.17%  $239,611   $ 16,867    7.57%
  Taxable securities                    69,423     8,967    14.83%    60,456     21,625     55.69%    38,831      6,581   20.41%
  Tax exempt securities                 36,498    (2,764)   -7.04%    39,262      7,730     24.51%    31,532      3,958   14.35%
  Federal funds sold                     2,610    (6,115)  -70.09%     8,725     (2,096)   -19.37%    10,821      2,531   30.53%
                                      --------  --------   ------   --------   --------   -------   --------   --------  ------

                      Total Uses      $392,949  $ 30,109     8.30%  $362,840   $ 42,045     13.11%  $320,795   $ 29,937   10.29%
                                      ========  ========   ======   ========   ========   =======   ========   ========  ======

Funding Sources
  Noninterest bearing deposits        $ 53,873  $  1,656     3.17%  $ 52,217   $  3,616      7.44%  $ 48,601   $  8,180   20.24%
  Interest bearing demand,
  savings & time                       281,366    18,814     7.17%   262,552     22,949      9.58%   239,603     10,877    4.76%
  Short-term borrowings                 38,764     8,538    28.25%    30,226     14,450     91.59%    15,776      8,798  126.08%
  Long-term debt                        11,276     1,362    13.74%     9,914      3,779     61.60%     6,135      3,846  168.02%
                                      --------  --------   ------   --------   --------   -------   --------   --------  ------

                      Total Sources   $385,279  $ 30,370     8.56%  $354,909   $ 44,794     14.44%  $310,115   $ 31,701   11.39%
                                      ========  ========   ======   ========   ========   =======   ========   ========  ======

                                Capital Adequacy
                                ----------------
         Management believes the Company and Bank met all the capital requirements as of September 30, 2000 and December 31, 1999, and the Bank was well-capitalized under the guidelines established by the banking regulators. To be well-capitalized, the Bank must maintain the prompt corrective action capital guidelines described in the "Capital Regulations" portion of this document. Consolidated capital amounts and ratios are presented in the following table. Bank capital levels are substantially similar.

         Excluding unrealized gains/losses on securities, shareholders' equity increased $2.8 million, or 8.30% in from September 30, 1999 to September 30, 2000. During calendar year 1999, equity increased $2.8 million, or 8.58% compared to 1998. The amount of dividends paid by the Company increased to $2.1 million in 1999, or 6.45% above the prior year amount. The increased dollar dividend payout reflects management's effort to increase the value and return of each shareholder's investment in the Company.

         At September 30, 2000, management was not aware of any current recommendations by banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material effect on the Company's consolidated liquidity, capital resources or operations.

                                    Capital
                                    -------
                          (Dollar amount in thousands)

                                              At September 30,             At December 31,
                                          -----------------------     ------------------------
Tier 1 capital                               2000          1999          1999           1998
                                          ---------     ---------     ---------      ---------
   Shareholders' equity                   $  36,721     $  33,905     $  34,444      $  32,138
   Less: Intangibles                            -             -             -              -
   Add: Unrealized loss on securities           212           226           369            -
   Less: Unrealized gain on securities          -             -             -              (77)
                                          ---------     ---------     ---------      ---------

       Total Tier 1 capital               $  36,933     $  34,131     $  34,813      $  32,061
                                          =========     =========     =========      =========


Total risk-based capital
   Tier 1 capital                         $  36,933     $  34,131     $  34,813      $  32,061
   Tier 2 capital                              3520         3,070         3,245          2,820
                                          ---------     ---------     ---------      ---------

         Total risk-based capital         $  40,453     $  37,201     $  38,058      $  34,881
                                          =========     =========     =========      =========



Risk weighted assets                      $ 281,327     $ 245,003     $ 259,580      $ 224,849
                                          =========     =========     =========      =========

Quarterly average assets                  $ 435,044     $ 396,325     $ 409,095      $ 368,460
                                          =========     =========     =========      =========

Risk-based ratios:
    Tier 1                                    13.13%        13.93%        13.41%         14.26%

    Total risk-based capital                  14.38%        15.18%        14.67%         15.51%

    Leverage ratios                            8.49%         8.61%         8.50%          8.70%

         In 2001, the Bank expects to rebuild its Highland Village Branch because a road-widening project will substantially reduce the existing branch's customer parking. The Bank has an accepted offer to purchase the adjacent property and will be building a larger branch on that property and demolishing the existing branch. The bank will use existing capital resources to build this branch.

         As mentioned before, the Bank is also planning on entering at least one new high-growth market area in 2001. The Bank anticipates leasing space for this new branch, and does not anticipate incurring material capital expenditures. Neither rebuilding the Highland Village Branch nor making leasehold improvements at the new branch will cause the Bank's capital to drop below the level needed to maintain its status as "well-capitalized".

                                    Inflation
                                    ---------
         For a financial institution, effects of price changes and inflation vary considerably from an industrial organization. Changes in the prices of goods and services are the primary determinant of an industrial company's profit, whereas changes in interest rates have a major impact on a financial institution's profitability. Inflation affects the growth of total assets, but it is difficult to assess its impact because neither timing nor the magnitude of the changes in the consumer price index directly coincide with changes in interest rates.

         During periods of high inflation there are normally corresponding increases in the money supply. During such times, financial institutions often experience above average growth in loans and deposits.

Also, general increases in the price of goods and services will result in increased operation expenses. Over the last few years the inflation rate has been relatively low, and its impact on the balance sheets and increased levels of income and expense has been nominal.



                               Item 3. Properties.
                               -------------------

         The Company, through the Bank, currently operates from its main office in downtown Bloomington and from fourteen additional locations in Monroe, Jackson and Lawrence Counties in Indiana. Information about those locations is set forth in the table below:

--------------------------------------------------------------------------
NAME OF OFFICE                        LOCATION/TELEPHONE NUMBER
--------------------------------------------------------------------------
Downtown Main Office                  210 East Kirkwood Avenue
                                      Bloomington, IN 47408
                                      (812) 336-0201
--------------------------------------------------------------------------
Ellettsville Banking Center           4616 West Richland Plaza
                                      Bloomington, IN 47404
                                      (812) 876-6044
--------------------------------------------------------------------------
Highland Village Banking Center       4191 West Third Street
                                      Bloomington, IN 47403
                                      (812) 331-3501
--------------------------------------------------------------------------
Kinser Crossing Banking Center        1825 North Kinser Pike
                                      Bloomington, IN 47404
                                      (812) 331-3518
--------------------------------------------------------------------------
Kirkwood Auto Branch                  306 East Kirkwood Avenue
                                      Bloomington, IN 47408
                                      (812) 331-3510
--------------------------------------------------------------------------
Loan Center                           111 South Lincoln Street
                                      Bloomington, IN 47408
                                      (812) 331-3555
--------------------------------------------------------------------------
Mall Road Banking Center              2801 Buick-Cadillac Blvd.
                                      Bloomington, IN 47401
                                      (812) 331-3507
--------------------------------------------------------------------------
Walnut Park Banking Center            2490 South Walnut Street
                                      Bloomington, IN 47403
                                      (812) 331-3514
--------------------------------------------------------------------------
Brownstown Banking Center             1051 West Spring Street
                                      Brownstown, IN 47220
                                      (812) 358-3171
--------------------------------------------------------------------------
Freetown Branch                       6711 North Union
                                      Freetown, IN 47235
                                      (812) 497-2239
--------------------------------------------------------------------------
Vallonia Branch                       1937 South Main Street
                                      Vallonia, IN 47281
                                      (812) 358-3101
--------------------------------------------------------------------------
Bedford Banking Center                Stone City Mall
                                      3300 West 16th Street
                                      Bedford, IN 47421
                                      (812) 275-7800
--------------------------------------------------------------------------
Bell Trace Branch                     800 Bell Trace Circle
                                      Bloomington, IN 47408
                                      (812) 331-3575
--------------------------------------------------------------------------
Meadowood Branch                      2455 Tamarack Trail
                                      Bloomington, IN  47408
                                      (812) 353-7722
--------------------------------------------------------------------------
Redbud Hills Branch                   3211 E. Moores Pike
                                      Bloomington, IN  47401
                                      (812) 353-7720
--------------------------------------------------------------------------

         The Bank owns its main office. It owns nine of its branch locations and leases space for five branches. The Bank also leases its Operations Center. The main office contains approximately 18,656 square feet of space, and is occupied solely by the Bank. The Bank's data processing center, and proof and checking departments are located at the Operations Center, 5001 N. Walnut St., Bloomington, IN. In October 2000, the Board of Directors of the Bank authorized the closing of the office of the Bank in Vallonia, which is expected to occur in February 2001.

     Item 4. Security Ownership of Certain Beneficial Owners and Management.
     -----------------------------------------------------------------------

         The following table contains information concerning individuals or entities that, to the knowledge of the Company, beneficially owned on September 30, 2000 more than 5% of the common stock of the Company:

===============================================================================
Name and Address of Beneficial    Shares Beneficially Owned   Percent of Class
           Owner
===============================================================================
Monroe Bancorp Employee Stock               312,101                 5.07%
Ownership Trust
===============================================================================
Charles R. Royal, Jr. (1)                   328,490                 5.34%
===============================================================================

(1) Includes 5,000 shares which the named individual has the right to acquire upon the exercise of an option granted in 1999.

         The following table sets forth certain information as of September 30, 2000 with respect to the common stock of the Company beneficially owned by each Director and named executive officer of the Company and by all executive officers and directors as a group.

                                            Number of Shares
                         Name              Beneficially Owned   Percent of Class (1)
         --------------------------------  ------------------   --------------------
         David D. Baer (2) (3)                       141,927                2.31%
         Dr. Bradford J. Bomba, Jr. (2)                8,500                0.12%
         Mark D. Bradford (4)                         43,163                0.70%
         Steven R. Crider (2)                         10,675                0.17%
         Gordon M. Dyott (5)                          44,755                0.73%
         Timothy D. Ellis (2) (3)                     35,268                0.57%
         Joyce Claflin Harrell (2)                    34,322                0.59%
         Paul W. Mobley (2)(3)                        45,680                0.74%
         Richard P. Rechter (2)                      251,900                4.10%
         Charles R. Royal, Jr. (2)                   328,490                5.34%
         R. Scott Walters (6)                         72,547                1.18%
         Directors and executive officers          1,058,003               17.12%
         as a group (14 individuals) (7)

Notes to Stock Ownership Table

(1) The information contained in this column is based upon information furnished to the Company as of September 30, 2000, by the individuals named above. The nature of beneficial ownership for shares shown in this column represent sole or shared voting and investment unless otherwise noted. At September 30, 2000, the Company had 6,150,240 shares of common stock outstanding.

(2) Includes 5,000 shares which the named individual has the right to acquire upon the exercise of an option granted in 1999.

(3)  Includes shares held by the spouse of the listed individual.

(4) Includes 25,000 shares, which Mr. Bradford has the right to acquire upon the exercise of options granted in 1999 and shares held for the benefit of the children of Mr. Bradford. Also includes shares held in the ESOP for the account of Mr. Bradford.

(5) Includes 20,000 shares, which Mr. Dyott has the right to acquire upon the exercise of options granted in 1999. Also includes shares held in the ESOP for the account of Mr. Dyott.

(6) Includes shares held for the benefit of the children of Mr. Walters and held by the spouse of Mr. Walters. Also includes shares held in the ESOP for the account of Mr. Walters and 10,000 shares, which Mr. Walters may acquire upon the exercise of an option granted in 1999.

(7) In addition to the named individuals, this amount includes shares beneficial owned by Kathryn E. Burns, Robert D. Hamilton, and Carmen M. Odle.



Item 5.  Directors and Executive Officers.
------------------------------------------

         The following table sets forth information concerning the Directors and Executive Officers of the Company. Unless otherwise indicated in a footnote, each person has held the same or a comparable position with his present employer for the last five years. Effective in 1999, the Directors of the Company are elected for a term of three years with one-third of the Directors elected in any one year. The Directors of the Bank and the Officers of the Bank and the Company are all elected for terms of one year.

                                    Positions Currently          Director or
                                       held with the              Executive              Other Principal
     Name and Age                    Company and Bank           Officer Since               Occupation
     ------------                    ----------------           -------------               ----------
David D. Baer, 66             Director and Chairman of Company      1981 (7)           Director and Chairman of
                              and Bank                                                 the Board of the Corp & Bank

Dr. Bradford J. Bomba, Jr.,   Director of Company and Bank          1996               Physician-Internal
39                                                                                     Medicine Associates


Mark D. Bradford, 43          Director, President and CEO of the    1990(1)            Director, President and CEO
                              Company and Bank                                         of the Company
                                                                                       and Bank

Kathryn E. Burns, 42          Senior Vice President of Bank         1999 (6)           Chief Financial Officer
Steven R. Crider, 42          Director of Company and Bank          1995               Vice President, Crider &
                                                                                       Crider, Inc.

Gordon M. Dyott, 47           Executive Vice Pres/Bank, Vice        1996 (2)           Retail Banking, Opers &
                              President/Company                                        Marketing

Timothy D. Ellis, 63          Director of Company and Bank          1996               Real Estate Broker and
                                                                                       Auctioneer for Tim Ellis
                                                                                       Realtor & Auctioneer

Joyce Claflin Harrell, 53     Director of Company and Bank          1983               Retired (8)

Robert D. Hamilton, 57        Senior Vice President/Bank            1984 (3)           Loan Operations

Paul W. Mobley, 59            Director of Company and Bank          1978               Chairman, Noble Roman's,
                                                                                       Inc.

                                       37

Carmen M. Odle, 49            Senior Vice President/Bank            1994 (4)           Human Resources Department

Richard P. Rechter, 61        Director of Company and Bank          1971               Chairman, Rogers Group, Inc.

Charles R. Royal, Jr., 68     Director of Company and Bank          1987               President/Dealer Principal
                                                                                       for Royal Chevrolet, Inc.

R. Scott Walters, 48          Senior Vice President/Bank            1985 (5)           Financial Management
                              Secretary/Company                                        Services


1. Mark D. Bradford originally joined the Bank as a Senior Vice President / CFO. He was named Executive Vice President / CFO in October 1998 and became President and CEO on June 30, 1999. He was elected Secretary/Treasurer of the Company in December 1997, and Vice President/Treasurer in December 1998. He was named President, CEO and a Director of the Company in June 1999.

2. Gordon M. Dyott originally joined the Bank as a Senior Vice President in March 1996, and became Executive Vice President in October 1998. Prior to his employment with the Bank, he was employed by Wilmington Savings Fund Society, FSB as Executive Vice President of Retail Banking. He was elected Vice President of the Company in December 1998.

3. Robert D. Hamilton originally joined the Bank as Vice President and became Senior Vice President in October 1998.

4. Carmen M. Odle originally joined the Bank as a Vice President and became Senior Vice President in October 1998.

5. R. Scott Walters originally joined the Bank as a Vice President and became Senior Vice President in December 1990. He was elected Secretary of the Company in December 1998.

6. Kathryn E. Burns originally joined the Bank in October 1998 as Vice President / Controller and was promoted to Senior Vice President / CFO December 1999. Prior to her employment with the Bank, she was a CPA with Olive, LLP.

7. David D. Baer served as Chairman, President and CEO of the Bank and Company until May 1998. He served as Chairman from May 1998 to December 1999, at which time he retired from the Bank. He remained a Director of the Bank and Company after his retirement, and was elected Chairman of the Company in June 1999.

8. Joyce Claflin Harrell served as Senior Vice President / CFO of Indiana University Foundation from April 1990 to April 1999. She is currently retired.


Five-Year Total Shareholder Return

         The following indexed graph indicates the Company's total return to its shareholders on its common stock for the past five years, assuming dividend reinvestment, as compared to total return for the Russell 2000 Index and the peer group index (which is a line-of-business index prepared by an independent third party consisting of banks with assets between $250 million and $500 million). The comparison of total return on investment for each of the periods assumes that $100 was invested on January 1, 1995, in each of the Company, the Russell 2000 Index, and the peer group index. Shares of the common stock of the Company are not traded on any national or regional exchange or in the over-the-counter market and there is no established market for the common stock. As such, the values for the Company's stock are based upon the trades of the stock of the Company of which management is aware. Because there is not an established trading market for the common stock, these prices may not reflect the actual price which would have been paid for a share of the common stock in an active or established trading market and should not necessarily be relied upon when determining the value of a shareholder's investment.


                   Comparative 5-Year Cumulative Total Return
                               Among the Company,
                     Russell 2000 Index and Peer Group Index

                    Assumes $100 Invested on January 1, 1995
                          Assumes Dividends Reinvested
                       Fiscal Year Ended December 31, 1999

           [COMPARATIVE 5-YEAR CUMULATIVE TOTAL RETURN APPEARS HERE]

                          1994         1995          1996         1997         1998          1999
                       -----------------------------------------------------------------------------
Company                 $100.00       $178.46      $188.05       $240.70      $298.78       $231.50
Peer Group Index         100.00        128.45       149.64        183.10       178.44        216.37
Russell 2000 Index       100.00        134.95       175.23        303.07       271.41        252.50


Item 6.  Executive Compensation.
--------------------------------

Compensation Committee Report

         Decisions on compensation of the Company's executives are made by the Executive Committee, which functions as the Compensation Committee. All decisions of the Executive Committee relating to the compensation of the Company's officers are reviewed by the full board. Set forth below is a report submitted by the Executive Committee addressing the Company's compensation policies for the fiscal year ended December 31, 1999 as they affected the Company's executive officers.

         Compensation Policies Toward Executive Officers.
         -----------------------------------------------
         The Executive Committee's executive compensation policies are designed to provide competitive levels of compensation to the executive officers and to reward officers for satisfactory individual performance and for satisfactory performance of the Company as a whole. There are no established goals or standards relating to performance of the Company which have been utilized in setting compensation of individual employees.

         Base Salary.
         -----------
         Each executive officer is reviewed individually by the Executive Committee, which includes an analysis of the performance of the Company. In addition, the review includes, among other things, an analysis of the individual's performance during the past fiscal year, focusing primarily upon the following aspects of the individual's job or characteristics of the individual exhibited during the most recent fiscal year: quality and quantity of work; supervisory skills; dependability; initiative; attendance; overall skill level; and overall value to the Company.

         Other Compensation Plans.
         ------------------------
         At various times in the past the Company has adopted certain broad based employee benefit plans in which the senior executives are permitted to participate on the same terms as non-executive employees who meet applicable eligibility criteria, subject to any legal limitations on the amount that may be contributed or the benefits that may be payable under the plans.

         Benefits.
         --------
         The Company provides medical and defined contribution plans to the senior executives that are generally available to the other Company employees. The amount of perquisites, as determined in accordance with the rules of the SEC relating to executive compensation, did not exceed 10% of salary and bonus for fiscal year 1999.

         Chief Executive Officer's 1999 Compensation.
         -------------------------------------------
         Regulations of the Securities and Exchange Commission require that the Compensation Committee disclose the Committee's basis for compensation reported for any individual who served as the Chief Executive Officer during the last fiscal year. The salary of the Company Chief Executive Officer is determined in the same manner as discussed above for other senior executives. The Chief Executive Officer did not participate in the deliberations of the Compensation Committee with respect to his compensation level. See "Compensation Committee Insider Participation."

                    Members of the 1999 Executive Committee:

           David D. Baer, Mark D. Bradford, Steven R. Crider,
Richard P. Rechter, Charles R. Royal, Jr.


Compensation Committee Insider Participation

         During the past fiscal year, Mr. Bradford, the current Chief Executive Officer of the Company, served on the Executive Committee. Mr. Bradford did not participate in any discussion or voting with respect to his salary as an executive officer and was not present in the room during the discussion by the Executive Committee of his compensation.

Summary Compensation Table

                                                                                    Long Term
                                                 Annual Compensation              compensation
                                        ---------------------------------------  ----------------
                                                                 Other Annual     Securities             All Other
   Name and Principal                                            Compensation     Underlying           Compensation
        Position              Year       Salary       Bonus         (4)(5)        Options (#)               (7)
--------------------------  ---------   ----------  ----------   --------------   ------------       ---------------
Mark D. Bradford,           12/31/99    $ 117,000   $  49,079    $        3,800      25,000          $        12,350
President, CEO and          12/31/98       74,255      50,392                 0         0                      9,520
Director (1)                12/31/97       67,233      57,955                 0         0                      8,220

Gordon M. Dyott, Exec.      12/31/99    $ 107,000   $  47,583    $            0      20,000          $        12,813
Vice President, Retail      12/31/98       72,056      48,797                 0         0                     10,452
Banking (2)                 12/31/97       65,118      44,418                 0         0                      2,528

R Scott Walters,            12/31/99  $    80,000   $  48,263    $            0      10,000          $        10,504
Senior Vice President,      12/31/98       71,134      49,304                 0         0                     10,413
Financial Management        12/31/98       65,791      56,831                 0         0                      8,999
Services

Charles D. Conville  (3)    12/31/99  $   100,000   $  50,000    $         3,850    100,000 (6)      $        60,000 (8)
                            12/31/98      136,206        0                 3,600        0                       0

(1)  Mr. Bradford was promoted to President and CEO in June 1999.

(2) Mr. Dyott was promoted to from Senior Vice President to Executive Vice President in 1998.

(3) Mr. Conville served as President and CEO of the Company from May 1998 until June 1999.

(4) While officers enjoy certain perquisites, such perquisites do not exceed the lesser of $50,000 or 10% of such officer's salary and bonus and are not required to be disclosed by applicable rules of the SEC.

(5) Consists of Directors' fees paid to Mr. Bradford and to Mr. Conville for the fiscal years indicated.

(6) These options were forfeited by Mr. Conville upon his resignation as President and Chief Executive Officer in June 1999.

(7) Consists of matching contributions by the Company under the Company's Thrift Plan and contributions by the Company under the Company's Employee Stock Ownership Plan, except as otherwise noted.

(8) Consists of payments to Mr. Conville as severance compensation in connection with the termination of his employment relationship with the Company and the Bank in 1999.

1999 Directors' Stock Option Plan

         In 1999 the Board of Directors and the shareholders of the Company approved and adopted the 1999 Directors' Stock Option Plan of Monroe Bancorp (the "Directors' Plan") which provides for the grant of nonqualified stock options (NSOs) to those individuals who serve as Directors of the Company. A total of 153,000 shares of common stock of the Company have been reserved for issuance under the Directors' Plan.

         Each member of the Board of Directors of the Company is covered by the Directors' Plan. Pursuant to the provisions of the Directors' Plan, on January 1, 1999, each Director was granted an option to acquire 5,000 shares of the Company's common stock ("Company Stock") at a per share option price of $13.25. Individuals elected to serve as Directors after January 1, 1999 who have not been granted an option under the Directors' Plan will also receive grants to acquire 5,000 shares of Company Stock, subject to the overall limits on the number of shares which can be issued under the Plan.

         The option price per share of common stock will be determined by the Committee in its discretion; however, the per share option price will not be less than the fair market value of one share of Company Stock on the date the stock option is granted.

         Options granted under the Directors' Plan will vest, and thereby become exercisable, on the first anniversary of the date on which the options were granted. In the event of a change in control of the Company (as defined) or the permanent and total disability (as defined) or death of a Director, any option granted under the Plan may be exercised in full without regard to any restrictions on vesting. Each option automatically expires, and is no longer exercisable, on the earliest to occur of the following: (i) 10 years after the option is granted, (ii) 60 days after the individual who was granted an option ceases to be a Director, other than due to permanent and total disability or death, or (iii) 1 year following the permanent and total disability or death of the Director. In no event will an option expire later than the date specified under its terms.

         The Directors' Plan will expire on December 31, 2009; after that date, no options will be granted under the Directors' Plan. However, options granted prior to that date will remain in effect in accordance with their terms.

1999 Management Stock Option Plan

         In 1999 the Board of Directors and the shareholders of the Company approved and adopted the 1999 Management Stock Option Plan of Monroe Bancorp ("Management Plan"). The Management Plan provides for the grant of (i) incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code ("Code") and (ii) nonqualified stock options ("NSOs") to officers and key employees of the Company.

         A total of 427,000 shares of common stock have been reserved for issuance under the Management Plan. The number and kind of shares subject to outstanding options, the purchase price for such shares and the number and kind of shares available for issuance under the Management Plan is subject to adjustment by the Committee in connection with the occurrence of mergers, recapitalizations, stock dividends, stock splits and other significant corporate events involving the Company.

         Options may be granted under the Management Plan to officers and senior management employees of the Company or any of its subsidiaries, as selected by the Committee. The options may be ISOs, NSOs or a combination. The terms and conditions of stock option grants, including the number of shares, vesting periods and other conditions on exercise will be determined by the Committee. ISO grants will be made in accordance with Section 422 of the Code.

         The option price per share of Company Stock will be determined by the Committee in its discretion; however, the per share option price will not be less than the fair market value of one share of Company Stock on the date the stock option is granted. In the event an optionee is a "shareholder-employee", the purchase price per share of stock under each ISO will be not less than 110% of the fair market value of the stock on the date on which the option is granted.

         All ISO's and NSO's will vest on and after the date on which the shareholders of the Company approve and adopt the Plan, but in no event will any ISO or NSO be exercisable later than 10 years after the date of grant or 5 years after the date of grant of the ISO in the event the optionee is a shareholder-employee. In addition, in the event of a change in control of the Company (as defined) upon the death, permanent and total disability (as defined) or retirement of an optionee on or after attaining age 65, any options granted under the Management Plan to the optionee may be exercised in full.

         If an optionee's employment terminates for any reason other than for cause or his permanent and total disability, death or retirement, any outstanding options will terminate 30 days after the optionee's employment terminates. If the optionee's employment is terminated for cause, all outstanding options will terminate on the date his employment terminates. If an optionee's employment terminates due to permanent and total disability, death, or retirement any outstanding options remain exercisable for 90 days after termination of employment. If an optionee's employment terminates within 30 days after a change in control of the Company, any outstanding ISOs will terminate within such respective 30-day period. If an optionee's employment terminates within one year after a change in control, any outstanding NSOs will terminate within such respective one-year period. In no event will an option expire later than the date specified under its terms.

         The Management Plan will expire on December 31, 2009; after that date, no options will be granted under the Management Plan. However, options granted prior to that date will remain in effect in accordance with their terms.


Options Grants in Last Fiscal Year

         The following table provides details regarding stock options granted to Messrs. Bradford, Dyott, and Walters during the fiscal year ended December 31, 1999. Mr. Conville also received an option grant of 100,000 shares which were forfeited upon his resignation as President and Chief Executive Officer in 1999. In accordance with the rules of the Securities and Exchange Commission, there are shown the hypothetical gains or "options spreads" that would exist for respective options. These gains are based on assumed rates of annual compound stock price appreciation of five percent (5%) and ten percent (10%) from the date the options were granted over the full option term. Gains are reported net of the option exercise price, but before any effect of taxes. In assessing these values, it should be kept in mind that no matter what value is placed on a stock option on the date of grant, its ultimate value will be dependent on the market value of the Company's stock at a future date, and that value would depend on the efforts of such executive to foster the future success of the Company for the benefit of all shareholders. The amounts reflected in the table may not necessarily be achieved.

                      Individual Grants In Last Fiscal Year

                                     Percent of                                                Potential Realizable
                      Number of        Total                      Market                      Value at Assumed Rated
                        Shares        Options       Excercise    Price on                         of Stock Price
                      Underlying     Granted to      or Base     Date of                      Appreciation for Option
                       Options      Employees in      Price        Grant       Expiration              Term
        Name           Granted     Fiscal Year (%)  ($/Share)    ($/Share)        Date         5% ($)        10%($)
-------------------- ------------- --------------- -----------  ------------  -------------- -------------------------
Mark D. Bradford        20,000          12.5%        $13.25        $13.25       March 2009    $166,600      $422,400
Mark D. Bradford         5,000            (1)        $11.00        $11.00        June 2009    $ 34,600      $ 87,650
Gordon M. Dyott         20,000          12.5%        $13.25        $13.25       March 2009    $166,600      $422,400
R. Scott Walters        10,000          6.25%        $13.25        $13.25       March 2009    $ 83,300      $211,200

(1) These options were granted to Mr. Bradford in his capacity as a Director of the Company under the 1999 Directors Stock Option Plan.


Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-end Option Values

         Neither Messrs. Bradford, Dyott, nor Walters exercised any options during the last fiscal year. For purposes of this paragraph, the year-end price of the stock was assumed to be $10.0625, which is the value of the last trade in 1999 of which management is aware. Because there is not an established trading market for the Common Stock, the assumed price of $10.0625 may not reflect the actual price which would be paid for shares of the Common Stock in an active or established trading market and should not necessarily be relied upon when determining the value of a shareholder's investment. Messrs. Bradford, Dyott, and Walters have options for 25,000; 20,000; and 10,000 shares, respectively, all of which are exercisable. However, the exercise price of the options held by Messrs. Bradford (20,000 options exercisable at $13.25 and 5,000 options exercisable at $11.00), and those held by Messrs. Dyott and Walters, which is $13.25, exceeded the assumed year-end price of the stock of $10.0625.

Other Employee Benefit Plans

         Thrift Plan.
         -----------
         The Company maintains a Thrift Plan in which substantially all employees may participate. Under this plan, the Company contributes 100% of the employee's contributions up to 3% and 50% of the next 2% of the employee's contributions. The Company's expense for the Thrift Plan was $121,000 for the fiscal year ended December 31, 1999.

Employee Stock Ownership Plan.
-----------------------------
         The Company maintains an Employee Stock Ownership Plan ("ESOP") in which substantially all employees may participate. The ESOP invests primarily in the stock of the Company. The amount of contributions by the Company to the ESOP, when they are made, is determined by the Board of Directors of the Company. Upon termination of employment, participants in the ESOP may require the ESOP to repurchase shares allocated to their account for a limited period of time. The Company's expense for the ESOP was $146,000 for the fiscal year ended December 31, 1999.

Compensation of Directors

         The Directors of the Company and the Bank, who are the same individuals, are compensated for their services in the amount of $550 per board meeting held, $550 for the organizational meeting of the Board held in March. All Directors, other than inside Directors, also receive a fee of $200 for each committee meeting attended. As Chairman of the Board of Directors, Mr. Baer receives an annual fee of $20,000 and does not receive any additional compensation for meetings attended. Directors may defer receipt of fees into a grantor trust established by the Company. Amounts which are deferred are invested in various mutual funds at the participant's direction. Each Director also received a ten-year option for 5,000 shares of the Company's common stock exercisable at $13.25 per share during 1999. Mr. Bradford received a ten-year option for 5,000 shares of the Company's common stock exercisable at $11.00 per share, which was the fair market value of the stock at the time he became a Director (June 1999). Directors are also eligible to receive further grants of options. See "1999 Directors' Stock Option Plan" discussed above.


Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

         The Company's officers and directors, as well as firms and companies with which they are associated, have and will have banking transactions with the Bank. It is the policy of the Bank that any credit extended to such persons, firms and companies will be extended only in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and will not involve more than the normal risk of collectibility or present other unfavorable features.

Item 8.  Legal Proceedings.
---------------------------

         There are no material pending legal proceedings of a material nature to which the Company or the Bank is a party or of which any of its property is subject, other than routine litigation incidental to the normal business of the Company and the Bank. There are also no material pending legal proceedings in which a director, executive officer, principal shareholder or affiliate of the Company, or any associate of any such director, executive officer, principal shareholder or affiliate, is a party and has an interest adverse to the Bank. None of the ordinary routine litigation in which the Company or the bank is involved is expected to have a material adverse impact upon the financial condition or results of operations of the Company.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.
----------------------------------------------------------------------------

         The common stock of the Company is traded on the OTC Bulletin Board under the trading symbol of MROE (Cusip No. 6103-13-108). At the close of business on September 30, 2000 there were 6,150,240 shares outstanding held by 353 shareholders of record.

         Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those prices that have been reported. Because of the lack of an established market for the Common Shares of the Company, these prices would not necessarily reflect the prices which the Shares would trade in an active market. The following table sets forth, for the periods indicated, the high and low bid prices per share of which management is aware. The bid prices represent prices between dealers, do not include retail mark-up, mark-down, or commissions and may not represent actual transactions.


                                 Price Per Share
                                 High       Low       Dividend Declared
                              ---------- ---------- ---------------------
         2000
         First Quarter          $10.50     $9.00            $ .10
         Second Quarter          10.62      8.27              .10
         Third Quarter           10.25      8.75              .10

         1999
         First Quarter          $15.29    $13.50            $ .08
         Second Quarter          14.06     10.13              .08
         Third Quarter           12.38      9.75              .08
         Fourth Quarter          10.50     10.00              .10

         1998
         First Quarter          $11.75    $11.13            $ .08
         Second Quarter          12.88     10.45              .08
         Third Quarter           12.75     12.50              .08
         Fourth Quarter          13.25     12.63              .08

Item 10.  Recent sales of Unregistered Securities.
--------------------------------------------------

         Not applicable.



Item 11.  Description of Registrant's Securities to Be Registered.
------------------------------------------------------------------

         General. The Company is authorized by its Articles of Incorporation to issue an aggregate of 18,000,000 Shares. No other class of capital stock is authorized. At September 30, 2000 approximately 6,150,240 Shares were issued and outstanding. The following is a summary of certain of the rights and privileges pertaining to the Shares.

         Voting Rights. The holders of the Shares are entitled to one vote per share on all matters submitted to a vote of the stockholders. There is no provision for cumulative voting with respect to the election of directors. Accordingly, the holders of more than 50% of the outstanding Shares, if they choose to do so, can elect all of the directors.

         Dividend Rights. All Shares are entitled to share equally in such dividends as the Board of Directors may declare. The Company will be largely dependent upon dividends from the Bank for funds to pay dividends on the Shares, and dividends payable by the Bank are limited by law and by the need to maintain adequate capital in the Bank.

         Liquidation Rights. Upon liquidation or dissolution of the Company, whether voluntary or involuntary, all Shares are entitled to share equally in the assets available for distribution to common stockholders after payment of all prior obligations of the Company.

         Staggered Board of Directors. The Company's Articles of Incorporation provide for a classified or staggered Board of Directors, which has the effect of dividing the Board into three classes, each with approximately one-third of the total directors, with terms of office expiring at different times. One class of Directors is elected for a term of three years at each annual meeting of shareholders. The Board believes that this provides greater continuity in management policies because two-thirds of the Directors will have served on the board for at least one year. The staggered board can protect the interests of the deposit and loan customers of the Company by assuring that policy and procedures do not abruptly change. In addition, an individual or entity attempting to obtain control of the voting procedures of the Company would need two elections before it could elect a majority of the Directors and thereby effect any change in policy. This provision is designed to ensure that upon any significant shift in share ownership of the Company, which is accompanied by an attempt to "take over" the Company upon the terms the Board might deem not to be in the best interests of all the shareholders, the entire Board could not be replaced in one year. As a result, the staggered board may have the effect of "repelling" suitors who are impatient to control operations of the Company.

         "Supermajority" Vote Provisions. Indiana law generally requires the approval of a majority of the board of directors and the approval of the holders of a majority of the outstanding shares of an Indiana company to merge with another corporation. The Company's Articles of Incorporation include what is commonly called a "supermajority vote provision." This provision provides that all proposed business combinations of the Company require the affirmative vote of a majority of the outstanding common stock of the Corporation, subject to two exceptions. First, if the proposed transaction was not approved by at least 80% of the entire Board of Directors, the proposed transaction will require the approval of at least 70% of the shares entitled to vote on the proposed transaction in order to be approved. Second, if (i) the proposed transaction is proposed by an individual or entity which holds 15% or more of the then outstanding common stock of the Company, and (ii) the proposal does not offer all shareholders an amount for their shares which is at least equal to the highest percent over market value paid by such person for the shares held at the date of the proposal, then the proposed transaction also will require the approval of at least 70% of the shares entitled to vote on the proposed transaction in order to be approved. This provision may discourage a tender offer for control because it may require a potential acquirer to purchase much more than a simple majority of the outstanding shares in order to guarantee a later business combination.

         Indiana Law. Under the Indiana Business Corporations Law, several provisions could affect the acquisition of the Common Stock or of control of the Company. The Business Combinations Chapter of the Indiana Business Corporations Law prohibits certain business combinations, including mergers, sales of assets, recapitalizations and reverse stock splits, between certain Indiana corporations and a 10% or greater shareholder for five years following the date on which the shareholder obtained a 10% or greater ownership interest, unless the acquisition was approved in advance of that date by the Board of Directors. In addition, if prior approval is not obtained, the Company and such shareholder may not consummate a business combination unless a majority of disinterested shareholders approve the transaction or all shareholders receive a price per share determined in accordance with the Business Combinations Chapter. The statue only applies to a company if it has elected to be governed by the statute in its articles of incorporation or if the company has a class of voting securities registered under the Securities Exchange Act of 1934. Because the Company Common Stock is being registered under the Securities Exchange Act of 1934, the Company will be subject to this statute.

         In addition to the Business Combinations Chapter, the Indiana Business Corporations Law also contains a Control Share Acquisition Chapter which, although different in structure from the Business Combinations Chapter, may have a similar effect of discouraging or making more difficult a hostile takeover of an Indiana corporation. This provision, however, may also have the effect of discouraging premium bids for outstanding shares. The Control Share Acquisition Chapter provides that, unless otherwise provided in a corporation's articles of incorporation or by-laws, shares acquired in certain acquisitions of the corporation's stock will be accorded voting rights only if a majority of the disinterested shareholders approves a resolution granting the potential acquirer the ability to vote such shares. An Indiana corporation is subject to the Control Share Acquisition Chapter if it has 100 or more shareholders and its principal place of business is in Indiana. The Company is subject to the Control Share Acquisition Chapter.

         The Indiana Business Corporations Law specifically authorizes directors, in considering the best interests of a corporation, to consider the effects of any action on shareholders, employees, suppliers and customers of the corporation on the communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. Directors are not required to approve a proposed business combination or other corporate action if the directors determine in good faith, after considering and weighing as they deem appropriate the effects of such action on the corporation's constituents, that such approval is not in the best interest of the corporation. In making these determinations, directors are not required to consider the effects of a proposed corporation action on any particular corporate constituent group or interest (including the amounts that might be paid to shareholders) as a dominant or controlling factor. The Indiana Business Corporations Law explicitly provides that the different or higher degree of scrutiny imposed in Delaware and certain other jurisdictions upon director actions taken in response to potential changes in control will not apply.

         In taking or declining to take any action or in making any recommendation to a corporation's shareholders with respect to any matter, directors are authorized under the Indiana Business Corporations

Law to consider both the short-term and long-term interests of the corporation as well as interests of other constituencies and other relevant factors. Any determination made with respect to the foregoing by a majority of disinterested directors shall conclusively be presumed to be valid unless it can be demonstrated that such determination was not made in good faith.

         Because of the above provisions, the Board will have flexibility in responding to unsolicited proposals to acquire the Company, and, accordingly, it may be more difficult for an acquirer to gain control of the Company in a transaction not approved by the Board.

         Indiana law also imposes restrictions in connection with shareholder derivative proceedings. The Indiana Business Corporations Law provides that if a shareholder of a corporation files a derivative complaint, the corporation's board of directors may establish a committee of disinterested directors or other disinterested persons to investigate the complaint. The Indiana Business Corporations Law authorizes a stay of any court proceedings on the complaint until the investigation of such committee is completed. If the committee determines that pursuit of the claim through the derivative proceeding would not be in the best interests of the corporation, then the committee can terminate the derivative proceeding. The conclusion of the committee is determinative unless the shareholder who filed the complaint can demonstrate that the committee was not disinterested or did not act in good faith.

         Change in Bank Control. It is unlawful for a person to offer to buy shares of the Common Stock, without the prior approval of the Federal Reserve Board, if the purchase of such shares would give the purchaser control of the Company. Control is defined to mean the direct or indirect power (1) to vote 25% or more of the outstanding shares, or (2) to direct or cause the direction of the management and policies of the Company, whether through ownership of voting securities, by contract or otherwise; provided that no individual will be deemed to control the Company solely on account of being a director, officer or employee of the Company. Persons who directly or indirectly own or control 10% or more of a company's outstanding shares will be presumed to control the Company.

         Other Matters. The holders of the Shares have no preemptive or redemption rights or any preferred right to purchase or subscribe for any authorized but unissued capital stock or any securities of the Company convertible into Common Stock. The outstanding Shares are fully paid and non-assessable.

Item 12.  Indemnification of Directors and Officers.
----------------------------------------------------

         The Company's Articles of Incorporation provide that the Company will indemnify any person who is or was a director or officer of the Company or of any other Company for which such director or officer is or was serving in any capacity at the request of the Company against all liability and expense that may be incurred in connection with any claim, action, suit or proceeding as set forth in summary herein. A director or officer of the Company is entitled to be indemnified as a matter of right with respect to those claims, actions, suits or proceedings in which such director or officer has been wholly successful. In all other cases, such director or officer shall be entitled to indemnification as a matter of right unless (i) the director or officer has breached or failed to perform the person's duties in good faith in a manner such director or officer reasonably believed to be in, or not opposed to, the best interests of the Company or such other Company and, with respect to any criminal action or proceeding, in a manner in which the director or officer had no reasonable cause to believe was unlawful, and (ii) such breach of failure to perform constituted willful misconduct or recklessness as determined by the Board of Directors of the Company, a committee of the Board of Directors, independent legal counsel, or a committee of disinterested persons selected by the Board of Directors. The foregoing is a summary of detailed provisions for indemnification found at
Article IX, Section 9 of the Articles of Incorporation of the Company which are incorporated by reference into this Registration Statement as Exhibit 3.1.

Item 13.  Financial Statements and Supplementary Data.
------------------------------------------------------

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
Monroe Bancorp
Bloomington, Indiana


We have audited the accompanying consolidated balance sheets of Monroe Bancorp and Subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Monroe Bancorp and Subsidiary as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.


Crowe Chizek and Company LLP
Indianapolis, Indiana
January 19, 2000

Consolidated Balance Sheets
Monroe Bancorp and Subsidiary

December 31, 1999 and 1998
($ in thousands)

                                                                              1999                1998
                                                                           ----------          ----------
Assets
Cash and cash equivalents........................................             $17,404             $35,430
Available-for-sale securities....................................              20,119              14,190
Held-to-maturity securities
    (fair value of $84,044 and $70,149)..........................              85,771              69,119
Trading securities...............................................               3,347                  --
Loans, net of allowance ($3,343 and $3,562)......................             270,551             240,941
FHLB stock, at cost..............................................               1,183               1,171
Premises and equipment...........................................              10,362               7,109
Accrued interest receivable and other assets.....................               7,912               7,458
                                                                           ----------          ----------
        Total assets.............................................            $416,649            $375,418
                                                                           ==========          ==========

Liabilities and Shareholders' Equity
Deposits
    Noninterest-bearing deposits.................................             $48,201             $51,613
    Interest-bearing deposits....................................             264,949             253,445
                                                                           ----------          ----------
        Total deposits...........................................             313,150             305,058
Short-term borrowings............................................              46,964              22,967
Long-term debt...................................................              16,188               9,976
Accrued interest payable and other liabilities...................               5,903               5,279
                                                                           ----------          ----------
        Total liabilities........................................             382,205             343,280
                                                                           ----------          ----------
Shareholders' equity
    Common stock, no par value, 18,000,000 shares
        authorized and 6,150,240 outstanding.....................                 137                 137
    Additional paid-in capital...................................               3,343               3,322
    Retained earnings............................................              31,511              28,869
    Accumulated other comprehensive income.......................               (369)                  77
    Unearned ESOT shares.........................................               (178)                (267)
                                                                           ----------          ----------
        Total shareholders' equity...............................              34,444              32,138
                                                                           ----------          ----------
        Total liabilities and shareholders' equity...............            $416,649            $375,418
                                                                           ==========          ==========

See accompanying notes.

Consolidated Statements of Income
Monroe Bancorp and Subsidiary

Years ended December 31, 1999, 1998, and 1997
($ in thousands, except per share data)

                                                                               1999                1998                 1997
                                                                            ---------           ---------            ---------
Interest income:
    Loans, including related fees................................             $21,822             $21,634              $20,520
    Securities:
        Taxable..................................................               3,451               2,422                1,969
        Tax-exempt...............................................               1,647               1,369                1,207
        Trading..................................................                  77                  --                   --
    Federal funds sold...........................................                 422                 576                  453
                                                                            ---------           ---------            ---------
           Total interest income.................................              27,419              26,001               24,149
                                                                            ---------           ---------            ---------
Interest expense:
    Deposits.....................................................              10,776              10,819               10,426
    Short-term borrowings........................................               1,300                 698                  317
    Long-term debt...............................................                 574                 383                  150
                                                                            ---------           ---------            ---------
           Total interest expense................................              12,650              11,900               10,893
                                                                            ---------           ---------            ---------
           Net interest income...................................              14,769              14,101               13,256
Provision for loan losses........................................                 585                 480                  450
                                                                            ---------           ---------            ---------
           Net interest income after provision
               for loan losses...................................              14,184              13,621               12,806
                                                                            ---------           ---------            ---------
Other income:
    Service charges on deposit accounts..........................               1,354               1,130                  977
    Trust department income......................................                 590                 490                  388
    Securities gains.............................................                 481                  --                   --
    Gain on sale of loans........................................                 394                 646                  285
    Other........................................................               1,033                 813                  625
                                                                            ---------           ---------            ---------
           Total other income....................................               3,852               3,079                2,275
                                                                            ---------           ---------            ---------
Other expenses:
    Salaries and employee benefits...............................               6,236               5,829                5,035
    Director fees................................................                 121                  80                   91
    Appreciation on directors' deferred compensation plan........                 557                 406                  245
    Occupancy and equipment......................................               1,744               1,403                1,331
    Advertising..................................................                 552                 386                  291
    Other........................................................               1,842               1,579                1,423
                                                                            ---------           ---------            ---------
           Total other expenses..................................              11,052               9,683                8,416
                                                                            ---------           ---------            ---------
           Total before income taxes.............................               6,984               7,017                6,665
Income taxes.....................................................               2,261               2,372                2,281
                                                                            ---------           ---------            ---------
           Net income............................................              $4,723              $4,645               $4,384
                                                                            =========           =========            =========
Earnings per share...............................................           $     .77           $      76            $      72
                                                                            =========           =========            =========

See accompanying notes.

Consolidated Statements of Changes in Shareholders' Equity
Monroe Bancorp and Subsidiary

Years ended December 31, 1999, 1998, and 1997
($ in thousands, except per share data)

                                                                                                         Unearned
                                                                                          Accumulated    Employee
                                                                Additional                   Other         Stock        Total
                                                     Common       Paid-In     Retained   Comprehensive   Ownership  Shareholders'
                                                      Stock       Capital     Earnings      Income     Trust Shares    Equity
                                                  -------------------------------------------------------------------------------
Balance at January 1, 1997.................            $137       $3,280       $23,442        $(2)        $(445)       $26,412
Comprehensive income:
     Net income............................                                      4,384                                   4,384
     Change in net unrealized gain (loss)..                                                    35                           35
         Total comprehensive income........                                                                              4,419
ESOT shares earned.........................                           11                                      89           100
Cash dividends paid ($ .27 per share)......                                     (1,647)                                (1,647)
                                                  ----------- ------------- ------------ ------------- ------------ -------------
Balance at December 31, 1997...............             137        3,291        26,179         33          (356)        29,284

Comprehensive income:
     Net income............................                                      4,645                                   4,645
     Change in net unrealized gain (loss)..                                                    44                           44
         Total comprehensive income........                                                                              4,689
ESOT shares earned.........................                           31                                      89           120
Cash dividends paid ($ .32 per share)......                                     (1,955)                                (1,955)
                                                  ----------- ------------- ------------ ------------- ------------ -------------
Balance at December 31, 1998...............             137        3,322        28,869         77          (267)        32,138

Comprehensive income:
     Net income............................                                      4,723                                   4,723
     Change in net unrealized gain (loss)..                                                  (446)                       (446)
         Total comprehensive income........                                                                              4,277
ESOT shares earned.........................                           21                                      89           110
Cash dividends paid ($ .34 per share)......                                     (2,081)                                (2,081)
                                                  ----------- ------------- ------------ ------------- ------------ -------------
Balance at December 31, 1999...............            $137       $3,343       $31,511     $(369)         $(178)       $34,444
                                                  =========== ============= ============ ============= ============ =============

See accompanying notes.

Consolidated Statements of Cash Flows
Monroe Bancorp and Subsidiary

Years ended December 31, 1999, 1998, and 1997
($ in thousands)

                                                                              1999                1998                 1997
                                                                            ---------           ---------            ---------
Cash flows from operating activities:
    Net income...................................................              $4,723              $4,645               $4,384
    Adjustments to reconcile net income to net
        cash from operating activities:
           Depreciation and amortization.........................                 548                 471                  555
           Provision for loan losses.............................                 585                 480                  450
           Gain on sale of securities............................                 (2)                  --                   --
           Net purchase of trading securities....................             (2,919)                  --                   --
           Net unrealized gain on trading securities.............               (428)                  --                   --
           Net amortization on securities........................                 354                 352                  407
           ESOT shares earned....................................                 110                 120                  100
    Net change in:
        Interest receivable and other assets.....................               (231)             (1,568)                (505)
        Accrued expenses and other liabilities...................                 624               1,037                  770
                                                                            ---------           ---------            ---------
           Net cash provided by operating activities.............               3,364               5,537                6,161
                                                                            ---------           ---------            ---------
Cash flows from investing activities:
    Proceeds from calls and maturities of:
        Held-to-maturity securities..............................              13,337              10,249                9,353
        Available-for-sale securities............................               1,100               3,862                2,565
    Proceeds from sales of available-for-sale securitites........                  28                  --                   --
    Purchase of held-to-maturity securities......................            (30,300)             (28,783)             (9,337)
    Purchase of available-for-sale securities....................             (7,843)              (6,550)             (5,458)
    Net change in loans made to customers........................            (30,195)             (11,348)            (24,256)
    Purchase of FHLB stock.......................................                (12)                (138)             (1,033)
    Purchase of bank premises and equipment, net.................             (3,725)              (1,893)             (1,782)
                                                                            ---------           ---------            ---------
           Net cash used in investing activities.................            (57,610)             (34,601)            (29,948)
                                                                            ---------           ---------            ---------
Cash flows from financing activities:
    Net change in deposits.......................................               8,092              28,920               19,393
    Net change in short-term borrowings..........................              23,997              14,249                2,363
    Dividends paid...............................................             (2,081)              (1,955)             (1,647)
    Proceeds from long-term debt.................................               9,000               5,500                5,400
    Repayment of long-term debt..................................             (2,788)              (1,016)                (15)
                                                                            ---------           ---------            ---------
           Net cash provided by financing activities.............              36,220              45,698               25,494
                                                                            ---------           ---------            ---------
Net change in cash and cash equivalents..........................            (18,026)              16,634                1,707
Cash and cash equivalents at beginning of year...................              35,430              18,796               17,089
                                                                            ---------           ---------            ---------
Cash and cash equivalents at end of year.........................             $17,404             $35,430              $18,796
                                                                            =========           =========            =========
Supplemental disclosures of cash flow information:
    Cash paid during the year for:
        Interest.................................................             $12,825             $11,706              $10,790
        Income taxes.............................................               2,261               2,655                2,490

See accompanying notes.

Notes to Consolidated Financial Statements

1. Significant Accounting Policies:

Description of Business
The consolidated financial statements include the accounts of Monroe Bancorp (the Company) and its wholly owned subsidiary, Monroe County Bank (the Bank), after elimination of all significant intercompany transactions and accounts.
The Company offers commercial and retail banking products and provides trust and investment services to its customers from locations in Monroe, Jackson and Lawrence counties in Indiana. The majority of the Company's revenue is derived from commercial and real estate lending activities and substantially all loans are collateralized by specific business or consumer assets.

Use of Estimates
To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and the fair value of financial instruments are particularly subject to change.

Securities
Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Other securities such as Federal Home Loan Bank stock are carried at cost. Trading securities, related to a deferred compensation plan, are carried at fair value with unrealized holding gains and losses included in income.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans
Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are substantially past due. Payments received on such loans are reported as principal reductions.

Allowance for Loan Losses
The allowance for loan losses is a valuation allowance, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage and consumer loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate, or at the fair value of collateral if repayment is expected solely from the collateral.

Foreclosed Assets
Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment
Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed using primarily the straight-line method over the estimated useful lives of the assets.

Long-term Assets
These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Repurchase Agreements
Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Employee Stock Ownership Trust (ESOT)
The cost of shares issued to the ESOT, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOT shares reduce retained earnings; dividends on unearned ESOT shares are recorded as compensation expense.

Income Taxes
Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Financial Instruments
Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully described below. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on-and off-balance sheet financial instruments do not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

Estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. Estimated fair value for loans is based on the rates charged at year end for new loans with similar maturities, applied until the loan is assumed to reprice or be paid. Estimated fair value for time deposits is based on the rates paid at year end for new deposits or borrowings, applied until maturity. Estimated fair values for cash and cash equivalents, accrued interest, and repurchase agreements approximate their carrying values. Estimated fair value for off-balance-sheet loan commitments is considered nominal.

Earnings Per Share
Earnings per share is net income divided by the weighted average number of common shares outstanding during the period. ESOT shares are considered outstanding for this calculation unless unearned. Diluted earnings per share further consider the dilutive effect of additional potential shares issuable under the Company's stock option plan. Options granted during 1999 are nondilutive and are not considered for 1999 earnings per share computations. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

Cash Flows
Cash and cash equivalents include cash, amounts due from banks, and federal funds sold. The Company reports net cash flows for customer loan and deposit transactions and short-term borrowings.

Industry Segment
Internal financial information is reported and aggregated in one line of business, banking.

Comprehensive Income
Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which is also recognized as a separate component of equity.

Loss Contingencies
Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Dividend Restriction
Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.


2. Securities:

Year-end securities are as follows:
($ in thousands)

                                                     Gross      Gross
Available-for-sale securities        Amortized    Unrealized  Unrealized     Fair
1999                                   Cost          Gains      Losses       Value
                                     ---------    ----------  ----------     -----
U.S. Treasury and U.S. Government
    corporations and agencies....     $17,610           $2      $(529)     $17,083
States and political subdivisions       2,641            4        (11)       2,634
Equity securities................         483            5        (86)         402
                                     --------      -------    --------    --------
        Totals...................     $20,734          $11      $(626)     $20,119
                                     ========      =======    ========    ========

1998
U.S. Treasury and U.S. Government
    corporations and agencies....     $11,301         $126       $(57)     $11,370
States and political subdivisions       2,760           60          --       2,820
                                     --------      -------    --------    --------
        Totals...................     $14,061         $186       $(57)     $14,190
                                     ========      =======    ========    ========

Held-to-maturity securities
1999
U.S. Treasury and U.S. Government
    corporations and agencies....     $48,001          $28    $(1,141)     $46,888
States and political subdivisions      35,879           15       (623)      35,271
Mortgage-backed securities.......       1,891           --         (6)       1,885
                                     --------      -------    --------    --------
        Totals...................     $85,771          $43    $(1,770)     $84,044
                                     ========      =======    ========    ========

1998
U.S. Treasury and U.S. Government
    corporations and agencies....     $31,498         $521         $--     $32,019
States and political subdivisions      34,694          507        (10)      35,191
Mortgage-backed securities.......       2,927           12          --       2,939
                                     --------      -------    --------    --------
        Totals...................     $69,119       $1,040       $(10)     $70,149
                                     ========      =======    ========    ========

The amortized cost and fair value of securities at December 31, 1999, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

($ in thousands)
                                   Available for Sale         Held to Maturity
                                ------------------------  -----------------------
                                 Amortized       Fair      Amortized       Fair
                                   Cost          Value       Cost          Value
                                -----------   ----------  -----------   ---------
Due in one year or less......     $ 1,735      $ 1,736      $10,891       $10,895
Due after one year
      through five years.....      16,579       16,085       66,571        65,115
Due after five years
      through ten years......       1,937        1,896        6,418         6,149
Equity securities............         483          402           --            --
Mortgage-backed securities...          --           --        1,891         1,885
                                 --------     --------     --------      --------
                                  $20,734      $20,119      $85,771       $84,044
                                 ========     ========     ========      ========

Trading securities consist of investments in various mutual funds held in grantor trusts formed by the Company related to the directors deferred compensation plan. These investments are carried at fair value and, at year end 1999, include gross unrealized gains of $428,000.

Sales of available-for-sale securities during 1999 generated gross gains of $2,000. There were no sales of securities in 1998 or 1997.

Securities gains reflected on the income statement include the unrealized gain on trading securities, the gain on sale of available-for-sale securities and $51,000 of capital gain distributions from the mutual funds referred to above.

Securities with an approximate carrying value of $62,305,000 and $36,756,000 at December 31, 1999 and 1998, respectively, were pledged for public deposits and repurchase agreements.

3. Loans and Allowance for Loan Losses:

Loans at December 31 were as follows:

($ in thousands)
                                                  1999         1998
                                               ---------    ---------
Commercial, financial, and agricultural.....     $58,960      $50,920
Mortgage loans secured by:
    1-4 family residences...................      83,367       76,731
    Multi-family residences.................      34,079       33,807
    Other properties........................      70,961       60,330
Consumer, net...............................      26,527       22,715
                                               ---------    ---------
                                                 273,894      244,503
Allowance for loan losses...................      (3,343)      (3,562)
                                               ---------    ---------
                                                $270,551     $240,941
                                               =========    =========

Information regarding impaired loans is as follows:
($ in thousands)
                                                  1999         1998
                                               ---------    ---------
Year-end loans with no allocated allowance
    for loan losses.........................        $451         $402
Year-end loans with allocated allowance
    for loan losses.........................         674        1,847
                                               ---------    ---------
        Total...............................      $1,125       $2,249
                                               =========    =========

Amount of the allowance for loan losses allocated   $209         $714
                                               =========    =========

Loans past due over 90 days still on accrual        $849       $1,363
Average of impaired loans during the year...       1,103        1,287
Interest income recognized during impairment         154          103
Cash-basis interest income recognized.......         134          102

Activity in the allowance for loan losses is as follows:
($ in thousands)
                                                  1999         1998
                                               ---------    ---------
Balance at beginning of year................      $3,562       $3,341
Charge-offs.................................        (860)        (327)
Recoveries .................................          56           68
Provision for loan losses...................         585          480
                                               ---------    ---------
            Balance at end of year..........      $3,343       $3,562
                                               =========    =========

The Bank, in the normal course of business, makes loans to directors, officers and organizations and individuals with which they are associated. The aggregate dollar amount of these loans, related to directors and officers who held office at the end of the year, amounted to $5,705,000 at January 1, 1999. During 1999, advances of $24,792,000 and repayments of $23,425,000 were made for an aggregate dollar amount of $7,072,000 outstanding at year end 1999.

4. Premises and Equipment:

Year-end premises and equipment are as follows:

($ in thousands)
                                                     1999              1998
                                                  ----------        ----------
Land........................................         $1,714            $1,749
Buildings and improvements..................          8,910             6,303
Furniture and equipment.....................          4,956             4,303
                                                  ---------         ---------
                                                     15,580            12,355
         Less accumulated depreciation......         (5,218)          (5,246)
                                                  ---------         ---------
                                                    $10,362            $7,109
                                                  =========         =========

5. Deposits:

Deposits at December 31 were as follows:

($ in thousands)
                                                     1999              1998
                                                  ---------         ---------
Noninterest-bearing checking................        $48,201           $51,613
NOW and money market........................        100,032            85,700
Savings.....................................         19,307            20,356
Certificates of deposit of $100 or more.....         40,094            41,118
Other time..................................        105,516           106,271
                                                  ---------         ---------
                                                   $313,150          $305,058
                                                  =========         =========

At December 31, 1999, the scheduled maturities of time deposits are as follows:

($ in thousands)

2000........................................       $107,807
2001........................................         27,160
2002........................................          4,612
2003........................................          3,464
2004........................................          1,741
Thereafter..................................            826
                                                  ---------
                                                   $145,610
                                                  =========

6. Short-Term Borrowings:

Short-term borrowings at year end 1999 consist of $17,800,000 of federal funds purchased and $29,164,000 of repurchase agreements. Short-term borrowings at year end 1998 consist solely of repurchase agreements.

Information concerning repurchase agreements is as follows:

($ in thousands)
                                                      1999             1998
                                                   ----------       ----------
Average balance during the year.............        $28,999           $15,776
Average interest rate during the year.......           4.3%              4.4%
Maximum month-end balance during the year...        $34,078           $24,311
Average interest rate at year end...........           3.8%              4.0%


7. Long-Term Debt:

Year-end long-term debt consists of the following:

($ in thousands)
                                                      1999             1998
                                                   ----------       ----------
Mortgage loan...............................            $59               $76
Federal Home Loan Bank (FHLB) advances......         16,129             9,900
                                                   --------          --------
                                                    $16,188            $9,976
                                                   ========          ========

The mortgage loan matures in 2002, is secured by real estate, bears interest at 9% and requires monthly payments of $2,027.

The FHLB advances are secured by a blanket pledge of the Bank's mortgage loans, bear interest at the weighted average rate of 5.9% and require monthly interest payments. For certain advances, principal is due, in full, at maturity, while others require annual principal payments. The following table presents required principal payments on the FHLB advances:
($ in thousands)

2000........................................         $9,624
2001........................................            347
2002........................................            142
2003........................................            655
2004........................................          1,757
Thereafter..................................          3,604
                                                   --------
                                                    $16,129
                                                   ========

8. Income Taxes:

Income tax expense was as follows:

($ in thousands)
                                                   1999         1998         1997
                                                ----------   ----------   ----------
Currently payable...........................      $2,167       $2,661       $2,528
Deferred (benefit) liability................          94         (289)        (247)
                                                --------      -------      -------
           Income tax expense...............      $2,261       $2,372       $2,281

Income tax expense differs from the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes as follows for the years ended December 31:

                                                   1999          1998         1997
                                                ----------   ----------   ----------
Statutory rate applied to income
    before income taxes.....................      $2,375       $2,386       $2,266
Effect of:
    Tax-exempt interest.....................        (470)        (399)        (351)
    State tax, net of federal income tax benefit     354          382          362
    Other...................................           2            3            4
                                                 -------      -------      -------
           Income tax expense................     $2,261       $2,372       $2,281
                                                 =======      =======      =======

Year-end deferred tax assets and liabilities were due to the following factors:

                                                   1999          1998
                                                 --------      --------
Deferred tax assets from:
    Loan loss provision.....................      $1,094       $1,181
    Deferred compensation...................       1,494        1,175
    Net unrealized losses on available-
        for-sale securities.................         246           --
    Deferred loan fees......................          --            8
    Accrued health insurance................          34           33
    Accrued vacation........................          19           19
    Other...................................          32           33
                                                 -------      -------
                                                   2,919        2,449
                                                 -------      -------
Deferred tax liabilities for:
    Depreciation............................        (204)         (83)
    Unrealized gains-trading account........        (169)          --
    Net unrealized gains on available-
        for-sale securities.................          --          (52)
    Deferred loan fees......................         (15)          --
    Other...................................         (25)         (12)
                                                 -------      -------
                                                    (413)        (147)
                                                 -------      -------
Valuation allowance for deferred tax assets.          --           --
                                                 -------      -------
    Net.....................................      $2,506       $2,302
                                                 =======      =======

9. Benefit Plans:

The Bank maintains an Employee Stock Ownership Plan and related ESOT that covers substantially all full-time employees and invests primarily in Company stock.

The ESOT borrowed funds from the Company which were used to acquire 50,000 shares of the Company's stock. The loan requires annual principal payments, which began in 1997, of $89,000, and matures in 2001. As the debt is repaid, shares are released and allocated to participants' accounts based on their level of compensation during the year. The difference between the cost of shares earned and their fair value is reflected as an increase in additional paid-in capital. Dividends paid on allocated shares reduce retained earnings. Dividends paid on unreleased shares are allocated to participants' accounts and recorded as compensation expense. ESOT expense includes the fair value of shares earned and discretionary cash contributions. Upon termination of employment, ESOT participants have the opportunity to require the ESOT to repurchase their shares for a limited period of time.

Information about ESOT shares and expense for 1999, 1998, and 1997 is as follows:

($ in thousands)
                                                   1999         1998         1997
                                                ---------    ---------    ---------
    Shares allocated to participants'
        accounts............................     300,977      357,573      365,854
    Shares earned during the year and released
        for allocation......................      10,000       10,000       10,000
    Unreleased shares.......................      20,000       30,000       40,000
    Fair value of unreleased shares.........        $205         $413         $430
    Shares subject to repurchase obligation.     118,892      135,330       24,879
    Fair value of shares subject to
        repurchase..........................      $1,248       $1,861         $267
    Total ESOT expense......................        $146         $155         $129

The Company also has a Thrift Plan which allows for pretax employee contributions and a matching contribution of 100% of the employees' contribution up to 3% and one-half of the next 2% of employees' contributions. Expense related to the plan was $121,000, $110,000 and $104,000 for 1999, 1998, and 1997
respectively.

The Bank maintains a deferred compensation plan that enables directors to elect to defer receipt of directors' fees and certain members of management to defer compensation. Through June 30, 1998, the amount earned by participants on amounts deferred was tied to the change in the market value of the Company's stock. Effective July 1, 1998, the plan was revised and the return to participants tied to the three-year U.S. Treasury rate.

Effective January 1, 1999, the Company established grantor trusts which were funded with an amount equal to the accrued liability, $2,526,000, under the plan. Those funds, as well as 1999 elective deferrals, are invested in various mutual funds, at the participants' direction. The amount payable under the plan is tied to the performance of the funds. The change in fair value of the mutual funds is recognized as trading gain or loss and an offsetting expense or benefit is recognized as directors' compensation.

Options to buy stock are granted to certain directors and officers under the 1999 Stock Option Plan, approved by shareholders on March 11, 1999, which provided for issue of up to 580,000 shares. Exercise price is to be at least equal to the market price at date of grant. The maximum option term is ten years and the compensation committee establishes the terms of specific grants.

A summary of the activity in the plan is as follows:

                                                              Weighted
                                                            Average, per
                                                           Share, Exercise
                                                 Shares         Price
                                               ---------- -----------------
Outstanding at beginning of year............          --       $   --
Granted.....................................     100,000        13.25
Exercised...................................          --           --
Forfeited...................................          --           --
                                                --------      -------
Outstanding at end of year..................     100,000       $13.25
                                                ========      =======

Options exercisable at year-end.............      60,000
                                                ========
Weighted-average fair value per share of options
    granted during year.....................       $1.11
                                                ========

Options outstanding at year-end 1999 had an exercise price of $13.25 per share and a remaining term of 9 years.

No expense was recorded as these options were granted at market price on the date of grant. Had compensation cost for stock options been measured using the fair value method, net income and earnings per share for 1999 would have been $4,612,000 and $.75.

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

Risk-free interest rate.....................        4.56%
Expected option life........................     5 years
Expected stock price volatility.............          --
Dividend yield..............................       2.57%

10. Commitments, Off-Balance-Sheet Risks and Contingencies:

The Bank is required to maintain reserves consisting of noninterest-bearing balances on deposit with the Federal Reserve Bank, or cash on hand. The required reserve balance at December 31, 1999, was approximately $6,992,000.

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

Financial instruments with off-balance-sheet risk were as follows at year-end.

($ in thousands)
                                              1999                     1998
                                   -------------------------  ----------------------
                                      Fixed        Variable     Fixed      Variable
                                       Rate          Rate        Rate        Rate
                                   -----------    ----------  ---------   ----------
Commitments to make loans
    (at market rates)............         $--       $6,250         $--      $6,502
Unused lines of credit and
    letters of credit............          --       35,820          --      32,414

Commitments to make loans are generally made for periods of 90 days or less, and, in many cases, allow the customer to select from one of several financing options offered.

The Bank leases various branch, back-office and ATM locations. Lease expense was $156,000, $56,000 and $69,000 in 1999, 1998 and 1997, respectively. Minimum required payments for the next five years, 2000 through 2004, are $160,000, $147,000, $138,000, $135,000 and $11,000.

11. Capital Requirements:

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and additional discretionary action by regulators that could have a direct material effect on the financial statements. These guidelines and the regulatory framework for prompt corrective action involve quantitative and qualitative measures of capital, assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. The prompt corrective action regulations establish five classifications, ranging from well capitalized to critically undercapitalized, and the Bank's designation under these regulations affects its deposit insurance assessment rate and operations. Compliance with these regulations can limit dividends paid by either entity.

At year end 1999 and 1998, the Bank and the Company met all applicable capital requirements and the Bank was designated as "well capitalized." Actual and minimum required capital levels at year end were as follows:

                                                                        To Be Well
                                                                        Capitalized
                                                     For Capital       Under Prompt
                                                      Adequacy       Corrective Action
                                    Actual            Purposes          Provisions
                               -----------------  ----------------- -------------------
                                Amount    Ratio    Amount    Ratio    Amount    Ratio
Total risk-based capital
(to Risk Weighted Assets)
     Consolidated-1999.....     $38,058  14.67%    $20,759    8%        NA       NA
     The Bank-1999.........     $37,050  14.49%    $20,452    8%      $25,565    10%
     Consolidated-1998.....     $34,881  15.51%    $17,988    8%        NA       NA
     The Bank-1998.........     $33,503  14.90%    $17,988    8%      $22,485    10%

Tier I risk-based capital
(to Risk Weighted Assets)
     Consolidated-1999.....     $34,813  13.41%    $10,379    4%        NA       NA
     The Bank-1999.........     $33,853  13.24%    $10,226    4%      $15,339    6%
     Consolidated-1998.....     $32,061  14.26%    $ 8,994    4%        NA       NA
     The Bank-1998.........     $30,683  13.65%    $ 8,994    4%      $13,491    6%

Tier I leverage capital
(to Average Assets)
     Consolidated-1999.....     $34,813   8.50%    $16,378    4%        NA       NA
     The Bank-1999.........     $33,853   8.33%    $16,248    4%      $20,310    5%
     Consolidated-1998.....     $32,061   8.70%    $14,738    4%        NA       NA
     The Bank-1998.........     $30,683   8.33%    $14,738    4%      $18,423    5%

12. Disclosures about Fair Value of Financial Instruments:

The following table shows fair values and the related carrying values of financial instruments at year end. Items which are not financial instruments are not included.

($ in thousands)
                                             1999                     1998
                                    ---------------------    ---------------------
                                     Carrying      Fair       Carrying      Fair
                                       Value       Value        Value       Value
                                    ----------    -------    ----------    -------
Financial assets
     Cash and cash equivalents...     $17,404      $17,404     $35,430     $35,430
     Available-for-sale securities     20,119       20,119      14,190      14,190
     Held-to-maturity securities.      85,771       84,044      69,119      70,149
     Trading securities..........       3,347        3,347          --          --
     Loans (net).................     270,551      269,435     240,941     243,519
     Accrued interest receivable.       3,619        3,619       3,105       3,105
Financial liabilities
     Deposits....................    (313,150)   (314,099)    (305,058)   (306,459)
     Short-term borrowings.......     (46,964)    (46,964)     (22,967)    (22,967)
     Long-term debt..............     (16,188)    (15,679)      (9,976)    (10,017)
     Accrued interest payable....      (1,028)     (1,028)      (1,203)     (1,203)


13. Earnings Per Share:

The number of shares used to compute basic and diluted earnings per share was as follows:

                                                  1999         1998         1997
                                              -----------  -----------  -----------
     Weighted average shares outstanding....   6,150,240    6,150,240    6,150,240
     Average unearned ESOT shares...........     (25,000)     (35,000)     (45,000)
                                              ----------   ----------   ----------
     Shares used to compute basic and
        diluted earnings per share..........   6,125,240    6,115,240    6,105,240
                                              ==========   ==========   ==========

14. Parent Company Only Condensed Financial Information:

Condensed financial information of Monroe Bancorp follows:
Condensed Balance Sheets
December 31, 1999 and 1998

($ in thousands)                                                1999         1998
                                                             ----------   ----------
    Assets
    Cash and cash equivalents................                    $328       $1,121
    Available-for-sale securities............                     402           --
    Trading securities.......................                   3,347           --
    ESOT note receivable.....................                     178          267
    Investment in bank subsidiary............                  33,534       30,760
                                                             --------     --------
        Total assets.........................                 $37,789      $32,148
                                                             ========     ========

    Liabilities and Shareholders' Equity
        Liabilities..........................                  $3,345          $10
    Shareholders' Equity.....................                  34,444       32,138
                                                             --------     --------
        Total liabilities and shareholders' equity            $37,789      $32,148
                                                             ========     ========

Condensed Statements of Income
Years ended December 31, 1999, 1998 and 1997

($ in thousands)                                   1999         1998         1997
                                                 --------     --------     --------
    Dividends from banking subsidiary........     $1,630       $2,937       $1,531
    Other income.............................        613           34           37
    Other expense............................       (565)          (7)          (8)
                                                 -------      -------      -------
        Income before income tax
           and undistributed income..........      1,678        2,964        1,560
    Income tax expense.......................        (16)          (9)          (5)
    Equity in undistributed income...........      3,061        1,690        2,829
                                                 -------      -------      -------
        Net income...........................     $4,723       $4,645       $4,384
                                                 =======      =======      =======

Condensed Statements of Cash Flows
Years ended December 31, 1999, 1998 and 1997

($ in thousands)                                   1999         1998          1997
                                                 --------     --------     --------
    Cash flows from operating activities:
        Net income..........................      $4,723       $4,645       $4,384
        Adjustments to reconcile net income to
           net cash from operating activities:
           Equity in undistributed income...      (3,061)      (1,690)      (2,829)
           Gain on sale of securities.......          (2)          --           --
           Change in other assets...........      (3,347)          --            5
           Change in other liabilities......       3,368            6            4
                                                 -------      -------      -------
               Net cash provided by operating
                   activities...............       1,681        2,961        1,564
                                                 -------      -------      -------

    Cash flows from investing activities:
        Purchase of securities..............        (510)          --           --
        Sales of securities.................          28           --           --
        Paydown ESOT loan...................          89           89           89
                                                 -------      -------      -------
               Net cash provided by (used in)
                   investing activities.....        (393)          89           89
                                                 -------      -------      -------

    Cash flows from financing activities:
        Dividends paid......................      (2,081)      (1,955)      (1,647)
                                                 -------      -------      -------
               Net cash used in financing
                   activities...............      (2,081)      (1,955)      (1,647)
                                                 -------      -------      -------

    Net change in cash and cash
        equivalents.........................        (793)       1,095            6
    Cash and cash equivalents at
        beginning of year...................       1,121           26           20
                                                 -------      -------      -------
    Cash and cash equivalents at end of year        $328       $1,121          $26
                                                 =======      =======      =======

                          MONROE BANCORP AND SUBSIDIARY
                      Consolidated Condensed Balance Sheet
                                   (Unaudited)
                  (Dollars in thousands, except per share data)

                                                           September 30, December 31,
                                                                2000        1999
                                                             ----------------------
Assets
     Cash and cash equivalents                               $  22,944    $  17,404
     Trading securities                                          3,378        3,347
     Investment securities
         Available for sale                                     18,763       20,119
         Held to maturity                                       78,722       85,771
                                                             ----------------------
              Total investment securities                       97,485      105,890
     Loans                                                     293,497      273,894
         Less:  allowance for loan losses                        3,793        3,343
                                                             ----------------------
              Net loans                                        289,704      270,551
     Premises and equipment                                     10,471       10,362
     Federal Home Loan Bank of Indianapolis stock, at cost       1,257        1,183
     Interest receivable and other assets                        8,886        7,912
                                                             ----------------------

         Total assets                                        $ 434,125    $ 416,649
                                                             ======================

Liabilities
     Deposits
         Noninterest-bearing                                 $  62,733    $  48,201
         Interest-bearing                                      275,666      264,949
                                                             ----------------------
              Total deposits                                   338,399      313,150
     Short-term borrowings                                      46,175       46,964
     Long-term debt                                              6,585       16,188
     Interest payable and other liabilities                      6,245        5,903
                                                             ----------------------
         Total liabilities                                     397,404      382,205
                                                             ----------------------

Commitments and Contingent Liabilities

Shareholders' Equity
     Common stock, no-par value
         Authorized - 18,000,000 shares
         Issued and outstanding -6,150,240 shares                  137          137
     Additional paid-in capital                                  3,350        3,343
     Retained earnings                                          33,673       31,511
     Accumulated other comprehensive income                       (242)        (369)
     Unearned ESOT shares                                         (197)        (178)
                                                             ----------------------
     Total shareholders' equity                                 36,721       34,444
                                                             ----------------------
         Total liabilities and shareholders' equity          $ 434,125    $ 416,649
                                                             ======================

See notes to consolidated condensed financial statements.

                          MONROE BANCORP AND SUBSIDIARY
                   Consolidated Condensed Statement of Income
                                   (Unaudited)
                  (Dollars in thousands except per share data)

                                                             Nine Months Ended
                                                               September 30
                                                            -------------------
                                                               2000      1999
                                                            -------------------
Interest Income
     Loans, including fees                                  $ 19,015   $ 16,090
     Investment securities
         Taxable                                               3,015      2,494
         Tax exempt                                            1,146      1,236
               Trading                                            61         54
     Other                                                       126        402
                                                            -------------------
         Total interest income                                23,363     20,276
                                                            -------------------

Interest Expense
     Deposits                                                  9,571      7,975
     Short-term borrowings                                     1,592        890
     Long-term borrowings                                        496        405
                                                            -------------------
         Total interest expense                               11,659      9,270
                                                            -------------------

Net Interest Income                                           11,704     11,006
     Provision for loan losses                                   540        405
                                                            -------------------
Net interest income after provision for loan losses           11,164     10,601
                                                            -------------------

Other Income
     Trust fees                                                  598        426
     Service charges on deposit accounts                       1,123        948
     Commission income                                           506        116
     Securities gains                                              6          0
     Unrealized gains (losses) on trading securities             (16)        53
     Gain on sale of loans                                       148        348
     Other operating income                                      590        648
                                                            -------------------
         Total other income                                    2,955      2,539
                                                            -------------------

Other Expenses
     Salaries and employee benefits                            4,977      4,570
     Premises and equipment                                    1,361      1,312
     Advertising                                                 318        395
     Other operating expense                                   1,487      1,634
                                                            -------------------
         Total other expenses                                  8,143      7,911
                                                            -------------------

Income Before Income Tax                                       5,976      5,229
     Income tax expense                                        1,975      1,694
                                                            -------------------

Net Income                                                  $  4,001   $  3,535
                                                            ===================

Basic earnings per share                                    $    .65   $    .58
Diluted earnings per share                                       .65        .58

See notes to consolidated condensed financial statements

                          MONROE BANCORP AND SUBSIDIARY
                   Consolidated Condensed Statement of Income
                                   (Unaudited)
                  (Dollars in thousands except per share data)

                                                      Three Months Ended
                                                         September 30
                                                      ------------------
                                                        2000      1999
                                                      ------------------
Interest Income
     Loans, including fees                            $ 6,706    $ 5,469
     Investment securities
         Taxable                                          982        897
         Tax exempt                                       366        424
               Trading                                     22         18
     Other                                                 66         63
                                                      ------------------
         Total interest income                          8,142      6,871
                                                      ------------------

Interest Expense
     Deposits                                           3,457      2,659
     Short-term borrowings                                611        368
     Long-term borrowings                                  99        116
                                                      ------------------
         Total interest expense                         4,167      3,143
                                                      ------------------

Net Interest Income                                     3,975      3,728
     Provision for loan losses                            180        135
                                                      ------------------
Net interest income after provision for loan losses     3,795      3,593
                                                      ------------------

Other Income
     Trust fees                                           207        140
     Service charges on deposit accounts                  374        359
     Commission income                                    173         42
     Securities (losses)                                   (4)         0
     Unrealized (losses) on trading securities             (7)       (88)
     Gain on sale of loans                                 57         93
     Other operating income                               210        267
                                                      ------------------
         Total other income                             1,010        813
                                                      ------------------

Other Expenses
     Salaries and employee benefits                     1,695      1,474
     Premises and equipment                               445        443
     Advertising                                           97        124
     Other operating expense                              492        495
                                                      ------------------
         Total other expenses                           2,729      2,536
                                                      ------------------

Income Before Income Tax                                2,076      1,870
     Income tax expense                                   678        611
                                                      ------------------

Net Income                                            $ 1,398    $ 1,259
                                                      ==================

Basic earnings per share                              $   .23    $   .21
Diluted earnings per share                                .23        .21

See notes to consolidated condensed financial statements.

                          MONROE BANCORP AND SUBSIDIARY
            Consolidated Condensed Statement of Shareholders' Equity
                  For the Nine Months Ended September 30, 2000
                                   (Unaudited)

                                                                                                            Unearned
                                  Common Stock                                             Accumulated      Employee
                             -----------------------Additional                                Other          Stock
                                Shares               Paid In    Comprehensive   Retained   Comprehensive   Ownership
                             Outstanding    Amount   Capital        Income      Earnings      Income      Trust Shares   Total
                             -----------------------------------------------------------------------------------------------------
Balances, January 1, 2000      6,150,240      $ 137   $ 3,343                    $31,511       $ (369)       $ (178)     $ 34,444

Comprehensive Income:
    Net income for the
     period                                                          $ 4,001       4,001                                    4,001
    Unrealized gains on
     securities                                                          127                      127                         127
    Cash dividend ($.30 per
     share)                                                                       (1,839)                                  (1,839)
    ESOT compensation                                       7                                                                   7
    ESOT shares repurchased                                                                                     (19)          (19)
                             -----------------------------------------------------------------------------------------------------

Balances, September 30, 2000   6,150,240      $ 137    $3,350        $ 4,128     $33,673       $ (242)       $ (197)      $36,721
                             =====================================================================================================


See notes to consolidated condensed financial statements.

                                           MONROE BANCORP AND SUBSIDIARY
                                  Consolidated Condensed Statement of Cash Flows
                                                    (Unaudited)

                                                                              Nine Months Ended
                                                                                 September 30,
                                                                             --------------------
                                                                               2000       1999
                                                                             --------------------
Operating Activities
     Net income                                                              $  4,001    $  3,535
     Adjustments to reconcile net income to net cash provided by operating activities
       Provision for loan losses                                                  540         405
       Depreciation and amortization                                              526         425
       Investment securities amortization                                         236         272
       Loss on sale of AFS investment securities                                    1           0
       Gain on sale of loans                                                     (148)       (348)
       ESOT compensation                                                          (12)          4
       Net change in:
         Trading securities                                                       (31)     (2,863)
         Interest receivable and other assets                                  (1,059)     (1,055)
         Interest payable and other liabilities                                   342          76
                                                                             --------------------
              Net cash provided by operating activities                         4,396         451
                                                                             --------------------


Investing Activities
     Purchases of securities available for sale                                  (128)     (5,713)
     Proceeds from sales of securities available for sale                         265
     Proceeds from paydowns and maturities of securities available                          1,100
           for sale                                                             1,393
     Purchases of securities held to maturity                                  (2,003)    (24,676)
     Proceeds from paydowns and  maturities of securities held to maturity      8,853       9,861
     Net change in loans                                                      (19,545)    (17,276)
       Purchase of FHLB stock                                                     (74)        (12)
     Purchases of property and equipment                                         (635)     (2,515)
                                                                             --------------------
              Net cash used by investing activities                           (11,874)    (39,231)
                                                                             --------------------

Financing Activities
     Net change in
       Noninterest-bearing, NOW and savings deposits                           17,048       8,726
       Certificates of Deposit                                                  8,201       2,395
         Short-term borrowings                                                   (789)      8,709
     Proceeds from long-term debt                                                 -         3,000
       Repayment of long-term debt                                             (9,603)     (2,549)
     Dividends paid                                                            (1,839)     (1,469)
                                                                             --------------------
              Net cash provided by financing activities                        13,018      18,812
                                                                             --------------------
Net Change in Cash and Cash Equivalents                                         5,540     (19,968)
Cash and Cash Equivalents, Beginning of Period                                 17,404      35,430
                                                                             --------------------

Cash and Cash Equivalents, End of Period                                     $ 22,944    $ 15,462
                                                                             ====================
Supplemental cash flow disclosures
     Interest paid                                                           $ 11,446    $  9,511
     Income tax paid                                                            1,745       1,715

See notes to consolidated condensed financial statements.

                          MONROE BANCORP AND SUBSIDIARY
              Notes to Consolidated Condensed Financial Statements
                               September 30, 2000
                                   (Unaudited)

Note 1: Basis of Presentation
-----------------------------

The consolidated financial statements include the accounts of Monroe Bancorp (the "Company") and its wholly owned subsidiary, Monroe County Bank, a state chartered bank (the "Bank"). A summary of significant accounting policies is set forth in Note 1 of Notes to Financial Statements included in the December 31, 1999, Annual Report to Shareholders. All significant intercompany accounts and transactions have been eliminated in consolidation.

The interim consolidated financial statements have been prepared in accordance with instructions to Form 10-Q, and therefore do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles.

The interim consolidated financial statements at September 30, 2000, and for the nine months and three months ended September 30, 2000 and 1999, have not been audited by independent accountants, but reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for such periods.


Note 2: Earnings Per Share
--------------------------

The number of shares used to compute basic and diluted earnings per share was as follows:

                                                 Nine months ended
                                                 -----------------
                                      September 30, 2000  September 30, 1999
                                      ------------------  ------------------
Weighted average shares outstanding       6,150,240            6,150,240
Average unearned ESOT shares                (16,250)             (26,250)
                                         ----------           ----------
   Shares used to compute basic and
       diluted earnings per share         6,133,990            6,123,990
                                         ----------           ----------


                                                 Three months ended
                                                 ------------------
                                      September 30, 2000  September 30, 1999
                                      ------------------  ------------------
 Weighted average shares outstanding      6,150,240            6,150,240
Average unearned ESOT shares                (13,750)             (23,750)
                                         ----------           ----------
   Shares used to compute basic and
       diluted earnings per share         6,136,490            6,126,490
                                         ----------           ----------

Unexercised option shares outstanding at September 30, 2000 and 1999 were not included in the earnings per share calculation because the exercise price exceed the market price.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
-------------------------------------------------------------------------

         The Company has appointed Olive, LLP ("Olive"), Indianapolis, Indiana, as its independent accountants for the fiscal year ending December 31, 2000. This is a change in accountants recommended by the Company's Audit Committee and approved by the entire Board of Directors. Olive was engaged by registrant on March 27, 2000. Crowe, Chizek and Company, LLP ("Crowe Chizek") has served as registrant's independent accountants since July 1994.

         The audit reports issued by Crowe Chizek with respect to the Company's financial statements for 1999 and 1998 did not contain an adverse opinion or disclaimer of opinion, and were not qualified as to uncertainty, audit scope or accounting principles. During 1999 and 1998 (and any subsequent interim period), there have been no disagreements between the Company and Crowe Chizek on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Crowe Chizek, would have caused it to make a reference to the subject matter of the disagreement in connection with its audit report. Moreover, none of the events listed in Item 301(a)(1)(v) of Regulation S-K occurred during 1999 or 1998 or any subsequent interim period.


Item 15.  Financial Statements and Exhibits.
--------------------------------------------

(a) The following consolidated financial statements are included in Item 13:

o    Independent Auditor's Report on Consolidated Financial Statements;
o    Consolidated Balance Sheets at December 31, 1999 and 1998;
o Consolidated Statements of Income for the years ended December 31, 1999, 1998, and 1997;
o Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 1999, 1998, and 1997;
o Consolidated Statements of Cash Flows for the years ended December 31, 1999, 1998, and 1997; and
o    Notes to consolidated financial statements.
o Consolidated Condensed Balance Sheet at September 30, 2000 and December 31, 1999;
o Consolidated Condensed Statement of Income for the 9 months ended September 30, 2000 and 1999;
o Consolidated Condensed Statement of Income for the 3 months ended September 30, 2000 and 1999;

o Consolidated Condensed Statement of Shareholders' Equity for the 9 months ended September 30, 2000;
o Consolidated Condensed Statement of Cash Flows for the 9 months ended September 30, 2000 and 1999; and
o    Notes to consolidated condensed financial statements.

         (b) The following exhibits are filed with this Form 10:

         (3)(i)            Articles of Incorporation of Monroe Bancorp
         (3)(ii)           By-laws of Monroe Bancorp
         (10)(i)           1999 Directors' Stock Option Plan of Monroe Bancorp
         (10)(ii)          1999 Management Stock Option Plan of Monroe Bancorp
         (10)(iii)         Deferred Compensation Trust for Monroe Bancorp
         (10)(iv) Monroe County Bank Agreement for Supplemental Death or Retirement Benefits
         (10)(v)           Monroe Bancorp Thrift Plan
         (10)(vi)          Monroe Bancorp Employee Stock Ownership Plan
         (16)              Certification of Former Independent Accountant
         (21)              Subsidiaries of Monroe Bancorp
         (27)              Financial Statement Schedule


                                   SIGNATURES

         In accordance with the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Monroe Bancorp
                                            (Registrant)


Date November 14, 2000                      By: /s/ Mark D. Bradford
                                               --------------------------------
                                               Mark D. Bradford, President